Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Cubist Pharmaceuticals, Inc.

at

$102.00 Net Per Share

by

Mavec Corporation

a wholly-owned subsidiary of

Merck & Co., Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

THE END OF THE DAY, IMMEDIATELY AFTER 11:59 p.m. EASTERN TIME

ON TUESDAY, JANUARY 20, 2015,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Mavec Corporation, a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (which we refer to as “Parent”), is offering to purchase for cash any (subject to the Minimum Tender Condition, as described below) and all of the issued and outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Cubist Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Cubist”), at a price of $102.00 per Share (which we refer to as the “Offer Price”) in cash, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes and we refer to as the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 8, 2014 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Cubist. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cubist (which we refer to as the “Merger”) as soon as practicable without a vote of the stockholders of Cubist in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Cubist continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Cubist or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $102.00 per Share or any greater per Share price paid in the Offer in cash, without interest, but subject to any required withholding of taxes. As a result of the Merger, Cubist will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition, (ii) the Regulatory Condition (as described below) and (iii) the Governmental Entity Condition (as described below). The Minimum Tender Condition requires that the number of Shares validly tendered and received in accordance with the terms of the Offer and not properly withdrawn on or prior to the end of the day, immediately after 11:59 p.m., Eastern Time, on Tuesday, January 20, 2015 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned beneficially by Parent and Purchaser, and their respective wholly-owned subsidiaries, represents at least one Share more than one-half of all Shares then-outstanding as of the Expiration Date. The Regulatory Condition requires that (i) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), shall have expired or been terminated, (ii) the transactions contemplated by the Merger Agreement shall have been cleared under the Austrian Cartel Act (Kartellgesetz 2005), and (iii) confirmation from the French Ministry of Economy that Articles L.151-3 and R.153-1 and seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Monetary and Financial Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the French Ministry of Economy of the transactions contemplated by the Merger Agreement. Under the HSR Act, each of Parent and Cubist will file a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The Governmental Entity Condition requires that there is no law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the making or consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Cubist (at a meeting duly called and held) has unanimously (i) determined that the Merger Agreement and such transactions are fair to and in the best interests of Cubist and its stockholders, (ii) approved, declared advisable, and adopted the Merger Agreement, and (iii) subject to the terms of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

December 19, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) or the Dealer Manager (as described herein) at their respective addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent or the Dealer Manager. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

(877) 371-5947

- i -

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Cubist contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Cubist or has been taken from or is based upon publicly available documents or records of Cubist on file with the United States Securities and Exchange Commission (which we refer to as the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Any (subject to the Minimum Tender Condition, as defined below) and all issued and outstanding shares of common stock, par value $0.001 per share, of Cubist. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of Cubist common stock.

Price Offered Per Share	$102.00 net to the seller in cash, without interest, but subject to any required withholding of taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	At the end of the day, immediately after 11:59 p.m., Eastern Time, on Tuesday, January 20, 2015, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Mavec Corporation, a Delaware corporation and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation.

Who is offering to purchase my shares?

Mavec Corporation, or “Purchaser,” a wholly-owned subsidiary of Merck & Co., Inc., or “Parent,” is offering to purchase for cash any (subject to the Minimum Tender Condition) and all of the issued and outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Cubist. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Merck & Co., Inc. alone, the term “Purchaser” to refer to Mavec Corporation alone and the terms “Cubist” and the “Company” to refer to Cubist Pharmaceuticals, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any (subject to the Minimum Tender Condition) and all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Cubist. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger (as described below), Cubist would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $102.00 per Share, net to the seller in cash, without interest, but subject to any required withholding of taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Cubist have entered into an Agreement and Plan of Merger, dated as of December 8, 2014 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Cubist (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Tender Condition) are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Cubist pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”).

See Section 11 — “The Merger Agreement” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the payment in respect of outstanding in-the-money stock options and other equity awards, and to provide funding for the Merger (including related fees and expenses such as any costs associated with Cubist’s series of convertible notes and related hedging arrangements) is approximately $9.5 billion. Parent and Purchaser currently have available to them all funds, through a variety of sources, including cash on hand and Parent’s commercial paper program, necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby (including as relates to Cubist’s series of convertible notes and related hedging arrangements). In addition, as a back-up source of funds, Parent has entered into a debt commitment letter, dated December 8, 2014, which provides commitments for an $8.0 billion unsecured bridge loan credit facility. The bridge loans thereunder would be due and payable (subject to customary mandatory prepayment requirements) within 364 days after the consummation of the Merger. This bridge loan credit facility may be used to refinance any commercial paper issued by Parent to consummate the Offer and fund the Merger, to fund directly the payment of the aggregate Offer Price and the aggregate Merger Consideration, and to pay related transaction fees and expenses. Funding of the bridge loan credit facility contemplated by the debt commitment letter is subject to the satisfaction of various customary conditions for credit facilities of this type.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Parent will have sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, immediately after 11:59 p.m., Eastern Time, on Tuesday, January 20, 2015 unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The date and time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not properly withdrawn) pursuant to the Offer promptly after the scheduled Expiration Date is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) to a date that is not more than 10 business days after any previously scheduled Expiration Date if any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rules or regulations of the SEC, the interpretations and positions of the SEC and its staff with respect thereto or the rules and regulations of The NASDAQ Stock Market LLC (which we refer to as “NASDAQ”). However, in no event will Purchaser be required to extend the Offer and the Expiration Date to a date later than April 7, 2015, which date may be extended until June 6, 2015 at the election of Parent or Cubist if the Regulatory Condition is not satisfied but all other conditions to the Offer shall have been satisfied or waived. April 7, 2015, or such later date as it may be extended as described in the preceding sentence, is referred to as the “Termination Date.”

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (which we refer to as the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•	there have been validly tendered (provided that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee shall be excluded in such calculation) in the Offer and not properly withdrawn that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser, and their respective wholly-owned subsidiaries, constitutes at least one Share more than one-half of all Shares then-outstanding as of the Expiration Date (which we refer to as the “Minimum Tender Condition”);

•	(i) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), shall have expired or been terminated, (ii) the transactions contemplated by the Merger Agreement shall have been cleared under the Austrian Cartel Act (Kartellgesetz 2005), and (iii) confirmation from the French Ministry of Economy that Articles L.151-3 and R.153-1 and seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Monetary and Financial Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the French Ministry of Economy of the transactions contemplated by the Merger Agreement (which we refer to as the “Regulatory Condition”);

•	the Merger Agreement has not been terminated in accordance with its terms;

•	there is no law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the making or consummation of the Offer or the Merger (which we refer to as the “Governmental Entity Condition”);

•	the accuracy of the representations and warranties made by Cubist in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”);

•	Cubist has not breached or failed to comply in any material respect with any of its covenants or agreements under the Merger Agreement if such breach or failure cannot be cured within 20 days following the receipt of written notice of such breach or failure or, if such breach or failure is capable of being cured within such period, it has not been cured at or prior to the Expiration Date (which we refer to as the “Obligations Condition”);

•	Cubist has delivered to Parent dated as of the Expiration Date a certificate signed on behalf of Cubist by a senior executive officer of Cubist to the effect that the Representations Condition and the Obligations Condition have been satisfied as of immediately prior to the Expiration Date; or

•	since the date of the Agreement, there shall not have occurred any change, event, occurrence or effect that, individually or in the aggregate, has had or would be reasonably expected to have a “Material Adverse Effect” on Cubist.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right from time to time, in its sole discretion, to waive, in whole or in part, any Offer Condition or to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. However, without the prior written consent of Cubist, Purchaser shall not be permitted to (i) decrease the

Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Tender Condition, (iv) amend, modify or supplement any other Offer Condition in a manner that is adverse to the holders of Shares, (v) modify the Offer Conditions in a manner adverse to the holders of Shares, (vi) extend or otherwise change the Expiration Date other than any extension pursuant to and in accordance with the terms of the Merger Agreement, (vii) make any other change in the terms or conditions of the Offer in a manner that is adverse to Cubist’s stockholders, or (viii) increase the Offer Price by an increment of less than $0.25.

See Section 15 — “Conditions of the Offer.”

Have any Cubist stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after February 16, 2015, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Cubist Board think of the Offer?

The board of directors of Cubist (at a meeting duly called and held) has unanimously (i) determined that the Merger Agreement and such transactions are fair to and in the best interests of Cubist and its stockholders, (ii) approved, declared advisable, and adopted the Merger Agreement, and (iii) subject to the terms of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Cubist.” We expect that a more complete description of the reasons for the Cubist Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Cubist and filed with the SEC and mailed to all Cubist stockholders.

If the Offer is consummated, will Cubist continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly-owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire that number of Shares that, when added to the Shares then owned beneficially by Parent and Purchaser and their respective subsidiaries, represents at least one Share more than one-half of all Shares then-outstanding as of the Expiration Date, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Cubist pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Cubist (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and, (iii) if the Merger is consummated, will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”).

See Section 11 — “The Merger Agreement” Section 12 — “Purpose of the Offer; Plans for Cubist — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On December 5, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $74.36. On December 18, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $97.77. The Offer Price represents:

•	A premium of approximately 37.2% over the trading price at which the Shares closed on December 5, 2014, the last trading day before the announcement of the Merger Agreement;

•	A premium of approximately 39.8% over the volume-weighted average trading price for the Shares for the 30-day trading period ending immediately before the date of announcement of the Merger Agreement; and

•	A premium of approximately 24.2% over to the highest trading price, and a premium of approximately 74.4% over the lowest trading price, in the last 12 months prior to the date of announcement of the Merger Agreement.

Moreover, since Cubist’s initial public offering, the per-Share trading price of the Shares has never exceeded the level of the Offer Price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cubist will not declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise) with respect to any capital stock of Cubist (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we consummate the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my Options, restricted stock units and performance restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any Options (as defined below), restricted stock units or performance restricted stock units. If you wish to tender Shares underlying Options, you must first exercise such Option (to the extent exercisable) in accordance with its terms in sufficient time to tender pursuant to the Offer the Shares received upon exercise of the Option.

The Merger Agreement requires the Cubist Board (or, if appropriate, any committees thereof) to take such actions as may be required to provide that (i) each option to acquire Shares (referred to herein as an “Option”) and other equity awards measured by the value of Shares granted under one of Cubist’s equity plans, other than awards under Cubist’s 2014 Employee Stock Purchase Plan (collectively referred to herein as “Company Equity Awards”), that is outstanding and unvested immediately prior to the Acceptance Time, will vest in full at the Acceptance Time (assuming in the case of performance restricted stock units, that performance goals are deemed to be achieved such that (A) one-hundred percent (100%) of Shares subject to the performance restricted stock units granted in calendar year 2013, and (B) eighty-three and one-third percent (83.33%) of the maximum number of Shares that may be delivered under the performance restricted stock units granted in calendar year 2014 (the same portion that would be delivered upon achievement at the 100% target level) are earned); (ii) each unexercised Option that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, each former holder of such cancelled Option will be entitled to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of the total number of Shares subject to such Option multiplied by the excess, if any, of the Offer Price over the exercise price per Share under such Option; and (iii) each Company Equity Award, other than an Option, that is outstanding immediately prior to the Effective Time will be cancelled and will entitle the holder of such Company Equity Award to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of the number of Shares subject to (or deliverable under) such Company Equity Award immediately prior to the Effective Time multiplied by the Offer Price.

See Section 11 — “The Merger Agreement — Treatment of Equity Awards.”

What will happen to my rights to purchase shares under the Cubist 2014 Employee Stock Purchase Plan?

The Offer is made only for Shares and not for rights to purchase shares under Cubist’s 2014 Employee Stock Purchase Plan (referred to herein as the “Cubist ESPP”). The Cubist ESPP will continue to be operated in accordance with its terms and past practice for the last Option Period (as such term is defined in the Cubist ESPP) to begin prior to the date of the Merger Agreement. Such last Option Period is expected to end on December 31, 2014, in accordance with the terms of the Cubist ESPP. The Company will suspend the commencement of any future Option Periods under the Cubist ESPP, and unless until the Merger Agreement is terminated, will terminate the Cubist ESPP as of the Acceptance Time.

Shares held in participants’ accounts under the Cubist ESPP may be tendered in accordance with the terms of the Offer.

See Section 11 – “The Merger Agreement – Treatment of ESPP”.

What will happen to my Shares held in the Cubist Pharmaceuticals, Inc. 401(k) Plan?

If you hold Shares through the Cubist Pharmaceutical, Inc. 401(k) Plan, you must contact Prudential Bank & Trust, FSB through Computershare Trust Company, N.A., the Independent Plan Tabulator. Detailed instructions are contained in the Notice to Participants in the Cubist Pharmaceuticals, Inc. 401(k) Plan.

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. Toll-Free at (800) 322-2885 or (212) 929-5500 collect. MacKenzie Partners, Inc. is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Cubist:

Mavec Corporation, a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (which we refer to as “Parent”), is offering to purchase for cash any (subject to the Minimum Tender Condition, as defined below) and all of the issued and outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Cubist Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Cubist” or the “Company”), at a price of $102.00 per Share (which we refer to as the “Offer Price”) in cash, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as the “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes and we refer to as the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of December 8, 2014 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Cubist. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cubist (which we refer to as the “Merger”), with Cubist continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (which we refer to as the “Effective Time”) (other than Shares (i) held in the treasury of Cubist or owned by Parent, Purchaser or any of Parent’s other subsidiaries or the Company or any of its subsidiaries, which Shares will be canceled and will cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $102.00 per Share or any greater per Share price paid in the Offer in cash, without interest, but subject to any required withholding of taxes. As a result of the Merger, Cubist will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement” which also contains a discussion of the treatment of Cubist stock options and other equity awards in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (which we refer to as the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Tender Condition, (ii) the Regulatory Condition (as defined below) and (iii) the Governmental Entity Condition (as defined below). The Minimum Tender Condition requires that the number of Shares validly tendered (provided that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee shall be excluded in such election) in accordance with the terms of the Offer and not properly withdrawn on or prior to the end of the day, immediately after 11:59 p.m., Eastern Time, on Tuesday, January 20, 2015 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned beneficially by Parent and Purchaser and their respective subsidiaries, constitutes at least one Share more than one-half of all Shares then-outstanding as of the Expiration Date. The Regulatory

Condition requires that (i) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), shall have expired or been terminated, (ii) the transactions contemplated by the Merger Agreement shall have been cleared under the Austrian Cartel Act (Kartellgesetz 2005), and (iii) confirmation from the French Ministry of Economy that Articles L.151-3 and R.153-1 and seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Monetary and Financial Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the French Ministry of Economy of the transactions contemplated by the Merger Agreement. Under the HSR Act, each of Parent and Cubist will file a Premerger Notification and Report Form with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The Governmental Entity Condition requires that there is no law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the making or consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The board of directors of Cubist (at a meeting duly called and held) has unanimously (i) determined that the Merger Agreement and such transactions are fair to and in the best interests of Cubist and its stockholders, (ii) approved, declared advisable, and adopted the Merger Agreement, and (iii) subject to the terms of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Cubist Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Cubist (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Cubist has advised Parent that, as of December 4, 2014, (i) 76,421,535 Shares were issued and outstanding; (ii) 6,557,184 Shares were subject to options to acquire Shares (referred to herein as “Options”), 1,103,155 Shares were subject to issuance upon settlement of outstanding restricted stock units and 219,405 Shares were subject to issuance upon settlement of outstanding performance restricted stock units, assuming achievement of the maximum level of performance at the end of the applicable performance period (and, alternatively, 202,298 Shares were subject to issuance upon settlement of outstanding performance restricted stock units, assuming performance goals were achieved such that (A) one-hundred percent (100%) of Shares subject to the performance restricted stock units granted in calendar year 2013, and (B) eighty-three and one-third percent (83.33%) of the maximum number of Shares that may be delivered under the performance restricted stock units granted in calendar year 2014 (the same portion that would be delivered upon achievement at the 100% target level) were earned at the end of the applicable performance period), and (iii) 38,038 Shares were reserved for issuance and available for issuance subject to outstanding options under the Cubist’s 2014 Employee Stock purchase plan (referred to herein as the “Cubist ESPP”) (assuming accumulated payroll deductions as of November 30, 2014). Assuming that since December 4, 2014, no new Shares, Options, restricted stock units, performance restricted stock units, or other equity securities (including Shares issuable upon exercise or settlement of any of the foregoing) have been issued, repurchased, or redeemed, the Minimum Tender Condition would be satisfied if at least 38,210,768 Shares are properly tendered and received and not properly withdrawn on or prior to the Expiration Date. The number of Shares required (for purposes of satisfying he Minimum Tender Condition) o have been properly tendered and received and not properly withdrawn prior to the Expiration Date may be higher or lower depending on the actual number of Shares issued and outstanding at the Expiration Date.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Tender Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) without the vote of the stockholders of Cubist.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Cubist will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under Section 262 of the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for purchase and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

The date and time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not properly withdrawn) pursuant to the Offer promptly after the scheduled Expiration Date is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the Regulatory Condition, the Governmental Entity Condition and the other conditions described in Section 15 — “Conditions of the Offer.” We refer to these conditions to the Offer as the “Offer Conditions.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) to a date that is not more than 10 business days after any previously scheduled Expiration Date if any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rules or regulations of the Securities and Exchange Commission, (which we refer to as the “SEC”), the interpretations and positions of the SEC and its staff with respect thereto or the rules and regulations of The NASDAQ Stock Market LLC (which we refer to as “NASDAQ”). However, in no event will Purchaser be required to extend the Offer and the Expiration Date to a date later than April 7, 2015, which date may be extended until June 6, 2015 at the election of Parent or Cubist if the Regulatory Condition is not satisfied but all other conditions to the Offer shall have been satisfied or waived. April 7, 2015, or such later date as it may be extended as described in the preceding sentence, is referred to as the “Termination Date.”

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right from time to time, in its sole discretion, to waive, in whole or in part, any Offer Condition or to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. However, without the prior written consent of Cubist, Purchaser shall not be permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Tender Condition, (iv) amend, modify or supplement any other Offer Condition in a manner that is adverse to the holders of Shares, (v) modify the Offer Conditions in a manner adverse to the holders of Shares, (vi) extend or otherwise change the Expiration Date other than any extension pursuant to and in accordance with the terms of the Merger Agreement, (vii) make any other change in the terms or conditions of the Offer in a manner that is adverse to Cubist’s stockholders, or (viii) increase the Offer Price by an increment of less than $0.25.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for purchase any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may extend the Termination Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement — Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Cubist pursuant to Section 251(h) of the DGCL.

Cubist has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Cubist and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for purchase and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will promptly pay for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date, we will accept for purchase, and pay for, all Shares validly tendered to us in the Offer and not properly withdrawn on or prior to the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for purchase, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, we refer to as an “Eligible Institution” and, collectively, we refer to as “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for purchase Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Cubist’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Cubist’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Cubist in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, immediately after 11:59 p.m., Eastern Time, on Tuesday, January 20, 2015, and, unless theretofore accepted for purchase by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 16, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Cubist whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are exchanged for cash pursuant to the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, restricted stock units, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust was in existence on August 20, 1996 and treated as a United States person on such date and has a valid election in place to continue to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “CBST.” Cubist has advised Parent that, as of December 4, 2014, (i) 76,421,535 Shares were issued and outstanding; (ii) 6,557,184 Shares were subject to Options, 1,103,155 Shares were subject to issuance upon settlement of outstanding restricted stock units and 219,405 Shares were subject to issuance upon settlement of outstanding performance restricted stock units, assuming achievement of the maximum level of performance at the end of the applicable performance period (and, alternatively, 202,298 Shares were subject to issuance upon settlement of outstanding performance restricted stock units, assuming performance goals were achieved such that (A) one-hundred percent (100%) of Shares subject to the performance restricted stock units granted in calendar year 2013, and (B) eighty-three and one-third percent (83.33%) of the maximum number of Shares that may be delivered under the performance restricted stock units granted in calendar year 2014 (the same portion that would be delivered upon achievement at the 100% target level) were earned at the end of the applicable performance period), and (iii) 38,038 Shares were reserved for issuance and available for issuance subject to outstanding options under the Cubist ESPP (assuming accumulated payroll deductions as of November 30, 2014).

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on NASDAQ, and the quarterly cash dividends declared per share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2012
First Quarter	$44.95	$38.40	$—
Second Quarter	$44.24	$36.73	—
Third Quarter	$49.86	$37.79	—
Fourth Quarter	$48.95	$38.53	—

Year Ended December 31, 2013
First Quarter	$48.31	$40.44	$—
Second Quarter	$56.68	$44.25	—
Third Quarter	$68.00	$48.90	—
Fourth Quarter	$72.64	$60.34	—

Year Ended December 31, 2014
First Quarter	$82.12	$65.78	$—
Second Quarter	$76.20	$59.13	—
Third Quarter	$71.70	$58.50	—
Fourth Quarter (through December 18, 2014)	$100.60	$60.05	—

On December 5, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $74.36. On December 18, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $97.77. The Offer Price represents:

•	A premium of approximately 37.2% over the trading price at which the Shares closed on December 5, 2014, the last trading day before the announcement of the Merger Agreement;

•	A premium of approximately 39.8% over the volume-weighted average trading price for the Shares for the 30-day trading period ending immediately before the date of announcement of the Merger Agreement; and

•	A premium of approximately 24.2% over to the highest trading price, and a premium of approximately 74.4% over the lowest trading price, in the last 12 months prior to the date of announcement of the Merger Agreement.

Moreover, since Cubist’s initial public offering, the per-Share trading price of the Shares has never exceeded the level of the Offer Price.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cubist will not declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise) with respect to any capital stock of Cubist (including the Shares).

7. Certain Information Concerning Cubist.

Except as specifically set forth herein, the information concerning Cubist contained in this Offer to Purchase has been taken from or is based upon information furnished by Cubist or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Cubist’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning Cubist, whether furnished by Cubist or contained in such documents and records, or for any failure by Cubist to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Purchaser, the Dealer Manager, the Information Agent or the Depositary.

General. The following description of Cubist and its business has been taken from Cubist’s annual report on Form 10-K for the fiscal year ended December 31, 2013, and is qualified in its entirety to such Form 10-K

Cubist was incorporated in Delaware in 1992. Cubist’s shares are listed on the NASDAQ, where its trading symbol is “CBST”. Cubist’s principal offices are located at 65 Hayden Avenue, Lexington, Massachusetts 02421, its telephone number is 781-860-8660, and its website address is www.cubist.com.

Cubist is a biopharmaceutical company focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment. Cubist’s products and product candidates are used, or are being developed to be used, in hospitals and other acute care settings, including home infusion and hospital outpatient clinics.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Cubist is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Cubist’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Cubist’s securities, any material interests of such persons in transactions with Cubist and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 21, 2014 and distributed to Cubist’s stockholders on or about April 24, 2014. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Cubist, that file electronically with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, and animal health, which it markets directly and through its joint ventures. Parent’s operations are principally managed on a products basis and are comprised of three operating segments, which are the Pharmaceutical, Animal Health, and Alliances segments, and one reportable segment, which is the Pharmaceutical segment. The Pharmaceutical segment includes human health pharmaceutical and vaccine products marketed either directly by Parent or through joint ventures. Human health pharmaceutical products consist of therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Parent sells these human health pharmaceutical products primarily to drug wholesalers and retailers, hospitals, government agencies and managed health care providers such as health maintenance organizations, pharmacy benefit managers and other institutions. Vaccine products consist of preventive pediatric, adolescent and adult vaccines, primarily administered at physician offices. Parent sells these human health vaccines primarily to physicians, wholesalers, physician distributors and government entities. Parent also has animal health operations that discover, develop, manufacture and market animal health products, including vaccines, which Parent sells to veterinarians, distributors and animal producers.

Purchaser is a Delaware corporation formed on December 2, 2014 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Cubist will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent.

Parent’s and Purchaser’s corporate headquarters are currently located at 2000 Galloping Hill Road K1-3045, Kenilworth, NJ 07033. Their telephone number at this location is (908) 740-4000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Cubist (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Cubist or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Cubist or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

Parent and Purchaser currently have available to them all funds, through a variety of sources, including cash on hand and Parent’s commercial paper program, necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby (including as relates to Cubist’s series of convertible notes and related hedging arrangements).

In addition to these funding sources, Parent has received a debt commitment letter, dated December 8, 2014 (which we refer to as the “Debt Commitment Letter”), from JPMorgan Chase Bank, N.A. (which we refer to as “JPM Bank”), Deutsche Bank AG Cayman Islands Branch (which we refer to as “DB”, and together with JPM Bank, we refer to as the “Debt Financing Sources”), J.P. Morgan Securities LLC (which we refer to as “JPM Securities”) and Deutsche Bank Securities Inc. (which we refer to as “DBSI”, and together with JPM Securities, we refer to as the “Debt Financing Arrangers”; the Debt Financing Arrangers together with the Debt Financing Sources being referred to herein as the “Debt Commitment Parties”), pursuant to which the Debt Financing Sources provided bridge loan commitments in the aggregate amount of $8.0 billion for the purpose of providing to Parent an alternative source of funding, which bridge loan credit facility may be used to backstop commercial paper issued by Parent to consummate the Offer and fund the Merger (and to refinance any such commercial paper), to fund directly the payment of all or a portion of the aggregate Offer Price and the aggregate

Merger Consideration, and to pay transaction fees and expenses related to the foregoing (such fees and expenses, the “Transaction Expenses”).

Pursuant to the Debt Commitment Letter and subject to the terms and conditions thereof, the Debt Financing Arrangers have agreed to arrange an $8.0 billion unsecured bridge loan credit facility (which we refer to as the “Facility”), and the Debt Financing Sources have committed to provide the entire principal amount of the Facility to Parent (such commitments being referred to herein as the “Commitments”, and the bridge loans thereunder being referred to herein as the “Bridge Loans”). The Commitments shall be available on a revolving basis from the date of entry into definitive documentation for the Facility (which we refer to as the “Facility Effective Date”) until February 27, 2015 (such period, we refer to as the “Revolving Period”), during which time the Facility may be used to refinance any of Parent’s commercial paper issued to consummate the Offer and fund the Merger. Bridge Loans used to fund directly the payment of all or a portion of the aggregate Offer Price and the aggregate Merger Consideration will be available from the Facility Effective Date until the date of consummation of the Merger (but no later than June 6, 2015). The Bridge Loans will mature on the date that is 364 days after the consummation of the Merger.

Conditions Precedent to Funding under the Facility

The availability of Bridge Loans under the Facility is subject to, among other things, the satisfaction of the following conditions:

•	With respect to drawings during the Revolving Period (other than any drawing on the date of consummation of the Merger used to fund the Offer Price and Merger Consideration):

•	Execution and delivery of the Merger Agreement;

•	Execution and delivery of definitive documentation for the Facility;

•	Payment of fees and expenses required to be paid to the Debt Commitment Parties and the lenders under the Facility on or before the Facility Effective Date;

•	Delivery of legal opinions, certificates, documents and other instruments as are customary for transactions of this type as may be reasonably requested by JPM Bank, in its capacity as administrative agent for the Facility;
•	The Debt Financing Arrangers shall have received all documentation and other information about Parent that they reasonably determine is required by United States bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

•	Accuracy of representations and warranties made by Parent in the documentation governing the Facility; and

•	Absence of any default or event of default under the Facility.

•	With respect to drawings on the date of consummation of the Merger:

•	Since September 30, 2014, no “Material Adverse Effect” (as defined in the Merger Agreement) shall have occurred;

•	The Facility Effective Date shall have occurred on or before the date of consummation of the Merger;

•	Delivery of a borrowing notice;

•	The accuracy of certain specified representations and warranties made by Cubist in the Merger Agreement and by Parent in the documentation governing the Facility;

•	The Merger shall be consummated in accordance with the terms of the Merger Agreement; and

•	Payment of fees and expenses required to be paid to the Debt Commitment Parties and the lenders under the Facility on or before the date of consummation of the Merger.

Facility

The Facility will include, among other things, the following terms:

•	Interest Rate. The Bridge Loans will bear interest at a rate per annum equal to, at Parent’s election, either (i) the base rate (defined as the greatest of (a) the prime rate publicly announced by JPM Bank, (b) the federal funds effective rate from time to time plus 0.50% and (c) one month LIBOR plus 1.0%) plus an applicable margin that will range from 0.0% to 0.625% per annum based on the Parent’s credit ratings by Moody’s and S&P (and will increase within such range every three months following the consummation of the Merger) or (ii) LIBOR (adjusted for statutory reserve requirements) plus an applicable margin that will range from 0.75% to 1.625% per annum based on the Parent’s credit ratings by Moody’s and S&P (and will increase within such range every three months following the consummation of the Merger).

•	Mandatory Prepayments and Commitment Reductions. Mandatory prepayments of the Bridge Loans (or (a) prior to any funding of the Bridge Loans, commitment reductions, and (b) after any funding of the Bridge Loans and during the Revolving Period, mandatory prepayments together with a dollar-for-dollar termination of commitments) will be required in connection with (i) certain asset sales, (ii) certain equity offerings and (iii) incurrence of certain indebtedness.

•	At 5:00 p.m., New York City time, on the later to occur (i) the date of consummation of the Merger (but in any event no later than June 6, 2015) and (ii) the last day of the Revolving Period, any undrawn Commitments will automatically terminate.

•	Other Terms. The documentation governing the Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, limitations on liens, indebtedness, mergers, consolidations and sales of assets. Such documentation will also include customary events of default. The Facility will also limit the use of proceeds of the Bridge Loans and of any commercial paper issued by Parent that is backstopped by the Facility.

The foregoing summary of certain provisions of the Debt Commitment Letter and all other provisions of the Debt Commitment Letter discussed herein do not purport to be complete and are qualified in their entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO filed with the SEC and incorporated herein by reference. The documentation governing the Facility has not been finalized and, accordingly, the actual terms of the Facility may differ from those described in this document. It is currently anticipated that Parent will repay amounts, if any, drawn under the Facility as promptly as practicable following the Effective Time.

10. Background of the Offer; Past Contacts or Negotiations with Cubist.

The information set forth below regarding Cubist not involving Parent or Purchaser was provided by Cubist, and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent or Purchaser with representatives of Cubist that resulted in the execution of the Merger Agreement. For a review of Cubist’s additional activities, please refer to Cubist’s Schedule 14D-9 that will be filed with the SEC and mailed to all Cubist stockholders.

The information set forth below regarding Cubist not involving Parent or Purchaser was provided by Cubist, and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

On October 1, 2013, Parent announced a global initiative to sharpen its commercial and R&D focus. The multi-year initiative will enable Parent to better target its resources behind those opportunities that have the potential to deliver the greatest return on investment. With Parent’s long-standing leadership in anti-infective as well as its customer-focused operating model, Parent identified the hospital acute care segment as one of the Parent’s key priority areas. To further this goal, Parent continues to regularly evaluate and search for opportunities to strengthen and complement its internal capabilities and consider potential transactions including acquisitions and licensing arrangements.

In September, 2014, Parent identified Cubist as a compelling addition to enhance its acute hospital care business. On September 23, 2014, the potential acquisition of Cubist was discussed with Parent’s Board of Directors, as one that Parent wanted to advance. In early October, Parent retained Hughes Hubbard & Reed LLP (who we refer to as “Hughes Hubbard”) to act as it legal counsel and J.P. Morgan Securities LLC (who we refer to as “JP Morgan”) to act as its financial advisor. In mid-November, Parent also retained Deutsche Bank Securities Inc. (who we refer to as “Deutsche Bank”) to act as its financial advisor.

During the first half of 2014, Parent began participating in the Company’s process to consider possible partnering arrangements outside of the United States related to ceftolozane/tazobactam. On May 5, 2014, Parent and the Company entered into a confidentiality agreement in connection with those discussions and between May and September 2014, Parent and the Company shared certain confidential information and held several meetings related to the possible partnership. These discussions did not lead to any arrangement between Parent and the Company.

On October 7, 2014, Kenneth C. Frazier, Parent’s Chairman and Chief Executive Officer, called Mr. Bonney to discuss Parent’s interest in a potential strategic transaction with the Company. Mr. Frazier and Mr. Bonney agreed to meet in person later in the week to continue their conversation.

On October 8, 2014, Mr. Frazier and Mr. Bonney attended a dinner meeting in New York City. Mr. Frazier expressed Parent’s interest in potentially acquiring the Company at a per Share price in “the high 80’s.” Mr. Bonney responded that, while he would convey that proposal to the Company Board, based on prior discussions of the Company Board, he was of the opinion that Parent’s proposed price range likely would be considered insufficient to warrant the Company Board authorizing further discussions. Mr. Frazier indicated that Parent’s proposal was preliminary and based on public information, but that Parent might be able to raise the proposed price based on additional diligence.

On October 9, 2014, Mr. Frazier sent Mr. Bonney an email requesting a management meeting and due diligence calls regarding patent infringement lawsuits filed by the Company against Hospira, Inc. (which we refer to as “Hospira”), regulatory interactions concerning ceftolozane/tazobactam, and tax matters.

On October 16, 2014, Mr. Bonney called Mr. Frazier to discuss the Company Board’s feedback in response to Parent’s stated interest in a potential strategic transaction. Mr. Bonney explained that it was not an optimal time for the Company to engage in strategic discussions and risk distracting management from the pending ceftolozane/tazobactam launch and derailing the execution of the leadership transition. Consequently, as instructed by the Company Board, Mr. Bonney informed Mr. Frazier that the Company would continue discussions with Parent only if Parent was prepared to move quickly, to propose consideration payable to stockholders of the Company in excess of $100.00 per Share, and to provide assurance that any definitive transaction document would not be conditioned on the outcome of, or include closing conditions based on the Company’s litigation with Hospira or regulatory decisions about ceftolozane/tazobactam. Mr. Frazier responded that he needed to discuss these terms with Parent’s senior management and consult Parent’s Board of Directors (the “Parent Board”).

On October 21, 2014, Parent convened a meeting of Parent’s senior management during which those in attendance discussed the status of the discussions with Cubist and reviewed a preliminary valuation analysis of Cubist, following which a discussion ensued about the possibility of presenting Cubist with a revised indicative proposal.

On October 23, 2014, Mr. Bonney and Mr. Frazier had two telephone conversations to discuss the potential business combination. Mr. Frazier stated that Parent remained interested in a transaction, and Parent’s senior management team and the Parent Board wanted to continue the discussions. Mr. Frazier described for Mr. Bonney certain of Parent’s assumptions for the combined businesses and identified certain key areas for further due diligence that Parent would require before signing a definitive agreement, including long-term tax planning, the Company’s pending litigation with Hospira, and the regulatory dialogue regarding ceftolozane/tazobactam. Mr. Frazier also indicated that Parent was prepared to offer between $95.00 and $100.00 per Share, with a portion of that price contingent on the outcome of the Hospira litigation. Mr. Frazier indicated that Parent was willing to accept certain regulatory risk in connection with the potential transaction, but was unwilling to assume all of the risk related to the outcome of the Hospira litigation. Mr. Bonney responded that the deal parameters laid out by Mr. Frazier did not meet each of the conditions set forth by the Company Board, but that he would review Parent’s proposal with the Company Board.

On October 25, 2014, Mr. Bonney informed Mr. Frazier that the Special Committee had discussed Parent’s most recent proposal and considered it inadequate with respect to both price and the proposed contingency associated with the outcome of the Hospira litigation. Mr. Bonney offered to facilitate a discussion between Parent and the Company’s outside patent litigation counsel regarding the status of the Hospira litigation, subject to Parent first entering into an appropriate confidentiality agreement with the Company.

On October 28, 2014, the Company sent Parent a draft confidentiality agreement that included standstill provisions in anticipation of a planned in-person meeting between the parties scheduled for November 3, 2014.

On October 31, 2014, the Parent Board held a meeting during which Parent’s management provided an update regarding discussions with Cubist, reviewed a preliminary valuation analysis of Cubist, discussed the strategic rationale for pursuing a transaction with Cubist, and then discussed an indicative proposal at a price per Share between $95.00 and $100.00 in cash.

On November 3, 2014, the Company and Parent executed a confidentiality agreement, which included customary standstill provisions that would survive for a period of 12 months. Subsequently, Mr. Bonney and Mr. DesRosier met with Mr. Frazier and Mr. Kuhlik at Parent’s headquarters, with the discussion focused primarily on the status of the Hospira litigation. Mr. Frazier reinforced his prior statements to Mr. Bonney about the strategic value of a potential combination of the Company and Parent and indicated that Parent was willing to meet the Company’s condition that the per Share price be in excess of $100.00 and that a definitive agreement would not include conditionality related to the Hospira litigation or the regulatory status of ceftolozane/tazobactam. The parties also agreed to arrange diligence meetings with their respective teams to discuss certain long-term tax issues and with the Company’s outside patent litigation counsel to discuss the Hospira litigation. Mr. Frazier stated that, if the diligence meetings were satisfactory, Parent would make a specific, non-binding offer to acquire the Company.

On November 4, 2014, representatives of the Company and Parent held a telephonic meeting to discuss tax matters relating to the Company.

On November 6, 2014, representatives of the Company, external patent litigation counsel to the Company, and representatives of Parent held a telephonic diligence meeting about the Hospira litigation, including the potential outcome and timing of a district court decision. The Company also presented to Parent language for a definitive agreement between the parties excluding conditionality regarding the outcome of the Hospira litigation or regulatory action related to ceftolozane/tazobactam.

On November 10, 2014, Mr. Bonney and Mr. Frazier spoke with each other on a telephone call. Mr. Frazier stated that Parent was prepared to make a non-binding all-cash proposal of $102.00 per Share and would accept the Company’s language presented on November 6, 2014. Mr. Frazier indicated that he would follow up with a letter memorializing that non-binding proposal.

On November 12, 2014, Mr. Frazier delivered a letter to Mr. Bonney memorializing Parent’s non-binding proposal from November 10, 2014. Parent’s letter proposed a $102.00 per Share cash price with no financing conditions, accepted the Company’s requirements with respect to closing conditionality, and requested to move forward promptly with management presentations and due diligence. After receiving Parent’s letter, the Company scheduled a management presentation, which was given to Parent in Cambridge, Massachusetts on November 14, 2014.

Later on November 12, 2014, Mr. Bonney replied to Mr. Frazier by letter, noting that while Parent had satisfied the Company Board’s price requirement to commence due diligence, the Company Board had not yet agreed to sell the Company at $102.00 per Share, and that Parent would likely need to increase its offer before a deal could be reached. Mr. Bonney’s letter also confirmed that Parent’s agreement that the definition of “material adverse effect” in any definitive agreement between the Company and Parent would exclude developments with respect to the potential regulatory approval of ceftolozane/tazobactam and any outcome in the Hospira litigation.

On November 14, 2014, the management teams of Parent and the Company held a meeting in Cambridge, Massachusetts. At the meeting, the Company and Parent signed an amendment to their existing confidentiality agreement to expand Parent’s access to certain non-competitively sensitive information related to the Company’s ceftolozane/tazobactam program. The Company management also shared a presentation about the Company’s long range plans with an emphasis on the Company’s late-stage assets and discovery programs.

On November 18, 2014, Mr. Bonney and Mr. Frazier discussed the diligence process and potential timing of a transaction between the Company and Parent. Mr. Frazier indicated that Parent desired to announce a transaction by the end of November or early December and that Parent wanted to discuss retention of the Company’s key employees.

On November 19, 2014, Parent and its financial advisors were given access to a virtual data room containing confidential information about Cubist. Cubist also distributed a draft merger agreement to Parent and its legal and advisors on the same day.

On November 20, 2014, Mr. Bonney spoke with Mr. Frazier to discuss Parent’s progress on diligence.

On November 24, 2014, Ropes & Gray had separate discussions with Hughes Hubbard. The discussions addressed the status of the process, the treatment of the Company’s convertible notes and contingent value rights in connection with a potential transaction, and other issues presented in the draft merger agreement. Also on November 24, 2014, representatives of Morgan Stanley and Goldman Sachs contacted representatives from JP Morgan requesting that Parent submit a formal proposal including a markup of the draft merger agreement, by December 1, 2014. Without specificity, JP Morgan was informed that a similar request was being communicated to other potential bidders.

On November 25, 2014, the Parent Board held a meeting during which Parent’s management provided an update regarding discussions with Cubist, reviewed a valuation analysis of Cubist, and then discussed the strategic rationale for pursuing a transaction with Cubist. The Parent Board authorized Parent’s management to continue to pursue the potential transaction with Cubist.

On November 26, 2014, Mr. Bonney spoke with Mr. Frazier. Mr. Frazier reiterated Parent’s interest in acquiring the Company and committed to submit a formal bid and a marked-up merger agreement on December 1, 2014. Mr. Bonney told Mr. Frazier that Cubist’s senior management and the Company Board would reach a decision on whether to sell the Company or continue on an independent path shortly after December 1, 2014.

On November 29, 2014, Mr. Frazier contacted Mr. Bonney to request additional assistance regarding certain aspects of Parent’s diligence, including information about the status of the Company’s discussions with the FDA regarding labelling of ceftolozane/tazobactam, information relating to the status of certain manufacturing related items, and the absence of certain agreements from the Company’s electronic data room. Mr. Bonney confirmed that the applicable contracts were in the data room and offered to respond to any other material diligence requests from Parent.

On November 30, 2014, Mr. Frazier informed Mr. Bonney that Parent remained committed to completing a transaction.

On December 1, 2014, Parent submitted to Mr. Bonney a non-binding proposal to acquire the Company for $102.00 per Share. Parent’s proposal requested a response from the Company by Tuesday, December 2, 2014, and asked that the Company commit to working exclusively with Parent to finalize the definitive transaction documentation related to the transaction. Hughes Hubbard also provided to Ropes & Gray a revised draft of the merger agreement and the Company’s disclosure letter. The revised merger agreement provided, among other things, that the Company would owe Parent a termination fee equal to 3.5% of the equity value of the transaction (excluding the value of the Company’s outstanding convertible notes) under certain circumstances and would be required to reimburse Parent’s expenses up to 1% of the equity value of the transaction in the event the merger agreement was terminated due to a failure of holders of more than 50% of the Company’s outstanding common stock to tender into the Offer.

On December 2, 2014, Mr. Bonney called Mr. Frazier to discuss Parent’s proposal and to inform him that if Parent were to increase its price to at least $105.00 per Share, he would advocate that the Company Board support a transaction. Mr. Frazier responded that he did not have authority to raise the price over $102.00 per Share, but he agreed to share Mr. Bonney’s message with the Parent Board and other members of Parent’s management team.

Later on December 2, 2014, Ropes & Gray and Hughes Hubbard held a telephonic conference to discuss the terms of the proposed merger agreement. Between December 2, 2014 and December 7, 2014, the Company, Parent, and their respective representatives continued to negotiate various terms of the proposed merger agreement, including the termination fee, the no-shop and termination provisions, and the definition of “Material Adverse Effect,” and to negotiate the Company’s disclosure letter. Parent and its advisors also continued to submit diligence requests to which the Company responded.

On December 3, 2014, Mr. Frazier contacted Mr. Bonney and informed him that $102.00 per Share was the highest price that the Parent Board would agree to offer for the Company.

On December 4, 2014, the Company Board held a meeting attended by certain members of the Company’s senior management and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray. At the conclusion of the meeting, the Company Board instructed senior management and the Company’s legal advisors to inform Parent that the Company Board was willing to pursue Parent’s proposed acquisition at $102.00 per Share subject to the parties continuing to negotiate the proposed merger agreement in order for the Company Board to be in a position to approve the transaction on December 7, 2014.

On December 7, 2014, the Company Board held a telephonic meeting attended by all of the members of the Company Board, certain members of the Company’s senior management, and representatives of Goldman Sachs, Morgan Stanley, and Ropes & Gray, at which the Company Board (i) unanimously determined that the terms of the Merger Agreement, the Offer, the Merger and the other associated transactions were fair to, and in the best interests of, the Company and its stockholders; (ii) approved, declared advisable, and adopted the Merger Agreement; (iii) determined to recommend that the holders of Shares tender their Shares into the Offer; and (iv) approved the amendment to the bylaws of the Company to implement the forum selection bylaw provision.

On December 8, 2014, the Company and Parent executed the Merger Agreement. Before the opening of trading on The NASDAQ Stock Market LLC on December 8, 2014, the Company and Parent issued a joint press release announcing the proposed merger. Also on December 8, 2014, the United States District Court of Delaware issued a ruling in the Hospira litigation, which included a decision adverse to the Company with respect to certain of its patents.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Cubist and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement”

11. The Merger Agreement.

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Cubist, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Cubist to Parent in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer promptly after the scheduled Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that Cubist’s prior written consent is required for Parent and Purchaser to:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought pursuant to the Offer;

•	amend or waive the Minimum Tender Condition;

•	add to the Offer Conditions;

•	modify the Offer Conditions in a manner adverse to the holders of Shares;

•	extend the Expiration Date of the Offer other than any extension pursuant to and in accordance with the Merger Agreement;

•	make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares; or

•	increase the Offer Price by an increment of less than $0.25.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that Purchaser will extend the Offer:

•	for one or more periods of time of up to 10 business days per extension if at any scheduled Expiration Date any of the Offer Conditions is not satisfied and has not been waived; and

•	for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ applicable to the Offer.

However, Purchaser is not required to, nor may, without the prior written consent of Cubist, extend the Offer beyond April 7, 2015 or such later date as it may be extended until June 6, 2015 (which we refer to as the “Outside Date”).

Purchaser will, and Parent will cause Purchaser to, promptly (and in any event within 24 hours of such termination) terminate the Offer and will not acquire any Shares pursuant thereto, if the Merger Agreement is terminated pursuant to the Merger Agreement. Purchaser is not otherwise allowed to terminate the Offer without the prior written consent of Cubist other than in connection with the termination of the Merger Agreement.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Cubist have agreed that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the surviving corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the surviving corporation, in each case until the earlier of his or her resignation or removal or until his or her successor is duly elected and qualified.

The Merger. The Merger Agreement provides that, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Cubist, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Cubist will continue as the survivor of the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement.

The Certificate of Incorporation and Bylaws of Cubist will by virtue of the Merger, each be amended and restated in its entirety (in the forms attached to the Merger Agreement), and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation at the Effective Time.

The obligations of Cubist, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	No order, injunction or decree issued by any governmental entity of competent jurisdiction preventing the consummation of the Merger will be in effect. No statute, rule, regulation, order, injunction or decree has been enacted, entered, promulgated or enforced (and still be in effect) by any governmental entity that prohibits or makes illegal consummation of the Merger; or

•	Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Cubist or owned by any subsidiary of Cubist or Shares held by Parent, Purchaser or any other subsidiary of Parent or Purchaser) will be converted at the Effective Time into the right to receive the Offer Price, without interest (which we refer to as the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one share of common stock of the surviving corporation.

Treatment of Equity Awards. The Merger Agreement requires the Cubist Board (or, if appropriate, any committee administering the Company Equity Plans) to take such actions as may be required to provide that:

•	each Company Stock Option and each Company Equity Award (other than the options under Cubist’s 2014 Employee Stock Purchase Plan (which we refer to as “ESPP”)) that is outstanding immediately prior to the Acceptance Time, whether or not then subject to any performance or other condition, will vest in full at the Acceptance Time (and in the case of performance restricted stock units (which we refer to as “PRSUs”) that remain subject to performance goals as of the Acceptance Time, such performance goals will be deemed to have been achieved such that (A) one-hundred percent (100%) of Shares subject to the PRSUs granted in calendar year 2013, and (B) eighty-three and one-third percent (83.33%) of the maximum number of Shares that may be delivered under the PRSUs granted in calendar year 2014 (the same portion that would be delivered upon achievement at the 100% target level) are earned);

•	each unexercised Company Stock Option that is outstanding prior to the Effective Time will be cancelled and, in exchange thereof, each former holder of such cancelled Company Stock Option will be entitled to receive (without interest) as consideration an amount in cash (less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to the Company Stock Option multiplied by (y) the excess, if any, of the Offer Price over the exercise price per Share under such Company Stock Option; and

•	each Company Equity Award, other than a Company Stock Option, that is outstanding immediately prior to the Effective Time will be cancelled and will entitle the holder of such Company Equity Award to receive (without interest) an amount in cash (less applicable tax withholdings) calculated equal to the product of (x) the number of Shares subject to (or deliverable under) such Company Equity Award immediately prior to the Effective Time multiplied by (y) the Offer Price.

Parent will cause the surviving corporation to make such payments as promptly as practicable after the Effective Time, and in any event no later than 10 business days after the Effective Time, in accordance with the foregoing and the terms of the applicable Company Equity Plans pursuant to which they were issued. Prior to the Acceptance Time, Cubist will provide written notice to all holders of Company Equity Awards, in a form reasonably satisfactory to Parent, describing the treatment of such Company Equity Awards and will permit each holder of a Company Stock Option who desires to exercise all or any portion of any such Company Stock Option following receipt of such notice to exercise such Company Stock Option prior to the Acceptance Time.

Treatment of ESPP. The ESPP will continue to be operated in accordance with its terms and past practice for the last Option Period (as defined in the ESPP) to begin prior to the date of the Merger Agreement (which we refer to as the “Current Option Period”); provided that, Cubist will take action (to the extent necessary) (i) to provide that only participants in the ESPP for the Current Option Period may continue to participate in the ESPP for the remainder of the Current Option Period; and (ii) to provide for an earlier Exercise Date (“Early ESPP Exercise Date”), if the Acceptance Time is expected to occur prior to the Exercise Date (as defined in the ESPP) for the Current Option Period. The Early ESPP Exercise Date will be as close to the Acceptance Time as is administratively practicable, and Cubist will notify each participant in writing prior to the Early ESPP Exercise Date, that the Exercise Date for the Current Option Period has been changed to the Early ESPP Exercise Date and that his or her Option (as defined in the ESPP) will be exercised automatically on the Early ESPP Exercise Date, unless prior to such date he or she has withdrawn from the Option Period in accordance with Section 13 of the ESPP. Cubist will suspend the commencement of any future Option Periods under the ESPP unless and until the Merger Agreement is terminated and will terminate the ESPP as of the Acceptance Time.

Representations and Warranties. In the Merger Agreement, Cubist has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority;

•	no violations of organizational documents or applicable law, and required consents and approvals;

•	financial statements and SEC filings;

•	contracts;

•	real properties;

•	intellectual property;

•	compliance with laws;

•	certain changes or events;

•	litigation;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor and employment matters;

•	insurance;

•	tax matters;

•	environmental matters;

•	affiliate transactions;

•	Schedule 14D-9 and Offer Documents;

•	the opinion of financial advisors;

•	brokers and certain fees; and

•	takeover laws.

Some of the representations and warranties in the Merger Agreement made by Cubist are qualified as to “materiality” or “Material Adverse Effect” or by knowledge. For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, effect, event or occurrence that has, or is reasonably likely to have, a material adverse effect on (a) the business, condition (financial or otherwise), operations or results of operations, properties, assets or liabilities of Cubist and its subsidiaries, taken as a whole, or (b) the ability of Cubist to consummate the Merger prior to the Outside Date; provided, however, that for purposes of clause (a), (I) any action described on Section 4.1(a) of the Company Disclosure Letter will be deemed to constitute a Material Adverse Effect (the actions described therein relate to the Company selling or offering to sell Zerbaxa to customers in the United States at a wholesale acquisition cost per vial not within the represented range set forth in that Section); and (II) any changes, effects, events or occurrences resulting from the following will not be deemed to constitute a Material Adverse Effect and will be disregarded when determining whether a Material Adverse Effect has occurred or is reasonably likely to occur:

(i)	changes generally affecting the United States or foreign economies, financial or securities markets or political, legislative or regulatory conditions or changes in the industries in which Cubist operates;

(ii)	the execution, announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

(iii)	any change in the market price or trading volume of the Shares, in and of itself (provided that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such decline has resulted in or contributed to a Material Adverse Effect);

(iv)	acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events;

(v)	changes in any Laws or regulations applicable to Cubist or applicable accounting regulations or principles thereof;

(vi)	the performance of the Merger Agreement and the transactions contemplated hereby, including compliance with covenants set forth herein, or any action taken or omitted to be taken by Cubist at the request or with the prior written consent of Parent or Purchaser;

(vii)	any legal proceedings commenced by or involving any current or former stockholders of Cubist (on their own or on behalf of Cubist) arising out of or related to the Merger Agreement or the transactions contemplated hereby;

(viii)	matters listed on the Company Disclosure Letter, including Section 6.1 thereof (relating to interim operating covenants);

(ix)	any failure by Cubist to meet any internal or analyst projections or forecasts or estimates of revenues, earnings or other financial metrics for any period, in and of itself (provided that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such failure has resulted in or contributed to a Material Adverse Effect);

(x)	any decision or action with respect to the new drug application or equivalent foreign marketing application for ceftolozane/tazobactam by the United States Food and Drug Administration (which we refer to as the “FDA”) or any analogous foreign governmental entity, as applicable, including the expectation and timing of any such action, the proposed or actual label, or any requirement to conduct additional clinical studies or implement a risk evaluation and mitigation strategy or risk management plan, or the proposed or established pricing (to the extent resulting from an action described on Section 4.1(b) of the Company Disclosure Letter) or reimbursement of ceftolozane/tazobactam (without limitation of clause (I) of this proviso); or

(xi)	any decision or action with respect to Cubist’s litigation in the U.S. District Court for the District of Delaware related to Hospira, Inc.’s applications to the FDA seeking approval to market generic versions of CUBICIN.

except in the cases of the foregoing clauses (i) or (iv), to the extent that Cubist is disproportionately adversely affected thereby as compared with other companies in the industries in which Cubist operates.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Cubist with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, or agreements;

•	litigation;

•	information supplied for purposes of the offer documents and Schedule 14-D-9;

•	brokers and certain expenses;

•	the operations of Purchaser;

•	Share ownership;

•	required votes or approvals;

•	available funds;

•	investigations by Parent and Purchaser; and

•	agreements between Parent or Purchaser and any affiliate of Parent on the one hand, and any member of the Cubist Board or officers or employees of Cubist or its subsidiaries, on the other hand.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Purchaser Material Adverse Effect” or the ability to consummate the transactions contemplated by the Merger Agreement. “Purchaser Material Adverse Effect” means any change, effect, event or occurrence, individually or in the aggregate, that has, or would reasonably be expected to have, a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under the Merger Agreement or to timely consummate the transactions contemplated thereby.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned) as expressly provided in or contemplated by the Merger Agreement or as disclosed in Section 6.1 of the Company Disclosure Letter or in Cubist’s filings with the SEC since January 1, 2012, Cubist and its subsidiaries will conduct its operations according to the ordinary course of business and, to the extent consistent with the foregoing, Cubist and its subsidiaries will use their respective commercially reasonable efforts to preserve their business organizations substantially intact, maintain satisfactory relationships with Governmental Entities, customers and suppliers having significant business dealings with them and keep available the services of their key employees.

Cubist has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as expressly provided for by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in the Company Disclosure Letter, Cubist will not, and will cause its subsidiaries not to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

•	issue, deliver, sell, pledge, dispose of or encumber any Company securities or other rights of any kind to acquire or receive any Company securities (except for certain permitted issuances);

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary to Cubist or another subsidiary of Cubist) or enter into any agreement with respect to the voting of its capital stock;

•	adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock or other equity interests of Cubist (other than certain permitted acquisitions);

•	make or offer to make any material acquisition, by means of a merger or otherwise, of any business, assets or securities, or any material sale, lease, encumbrance or other disposition of any business, assets or securities, in each case other than (i) in the ordinary course of business consistent with past practice or (ii) in individual transactions involving less than $5 million in assets;

•	enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of any material rights under, any “Material Contract” (or Contract that would be a Material Contract if entered into prior to the date hereof), in each case, other than in the ordinary course of business consistent with past practice;

•	grant, transfer, convey or assign to any person any material right, title or interest in or to any Intellectual Property that is material to Cubist’s right to exploit the product known as “Zerbaxa” or to prevent others from doing so, including by way of license or other similar grant of rights;

•	authorize or make any capital expenditures in excess of more than $5 million above the amounts reflected in Cubist’s capital expenditure budget;

•	incur or modify in any material respect the terms of any indebtedness for borrowed money of Cubist or any of its subsidiaries, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, any indebtedness for borrowed money of any other person, or make any loans, advances or capital contributions to, or investments in, any other person (other than subsidiaries of Cubist) outside the ordinary course of business, in any such case in excess of $25 million in the aggregate;

•	except as contemplated by Section 3.2 of the Merger Agreement or as required pursuant to a Company Plan in effect on the date of the Merger Agreement or as required by applicable law (i) establish, adopt, enter into, amend (other than non-material routine amendments to the Company Plans in the ordinary course of business consistent with past practice) or terminate any Company Plan, or adopt or enter into any other employee benefit plan, policy, agreement or arrangement that would be considered a Company Plan if it were in existence on the date of the Merger Agreement; (ii) grant any increases in the compensation, perquisites or benefits to officers, directors, employees or consultants of Cubist or its subsidiaries, other than associated with annual merit-based pay increases to employees of Cubist or its subsidiaries who are non-executive officers in the ordinary course of business consistent with past practice and that do not exceed 3.5% per individual and 3.5% in the aggregate; (iii) grant or provide any bonus, severance, termination, change of control, or retention payments or benefits to, or increase in any manner the bonus, severance, termination, change of control, or retention payments or benefits of, officers, directors, employees or consultants of Cubist or its subsidiaries; (iv) grant, modify or amend any equity or equity-based awards that may be settled in Shares or any other securities of Cubist or its subsidiaries; (v) accelerate, or take any action to accelerate, the vesting or payment of any compensation or benefits under any Company Plan; or (vi) hire any employee or officer with an annual base salary in excess of $125,000 (other than the hiring of any employees or officers to replace any employees or officers who left Cubist or its subsidiaries after the date of the Merger Agreement or in fulfillment of open job requisitions on the date of the Merger Agreement), or terminate the employment of any employee of Cubist or its subsidiaries other than for cause (as determined in the ordinary course of business consistent with past practice);

•	except as required by applicable law, enter into, adopt or amend any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•	make any material change in any accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

•	compromise, settle or agree to settle any material Proceeding other than, among other things, compromises, settlements or agreements that involve only the payment of monetary damages of less than $5 million or proceedings relating to the Merger Agreement;

•	make or change any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, except in the ordinary course of business agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, or surrender any right to claim a material tax refund;

•	invest cash or cash equivalents other than (i) in the ordinary course or (ii) in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or

•	agree to take any action described in the points above.

Access to Information. From and after the date of the Merger Agreement until the Effective Time, Cubist will use commercially reasonable efforts upon reasonable advance notice to (i) give Parent and Purchaser and their respective representatives reasonable access during normal business hours to relevant employees and facilities and to relevant books, contracts and records (including tax returns) of Cubist and its subsidiaries, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request, and (iii) cause its and its subsidiaries’ officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of Cubist as Parent or Purchaser may from time to time reasonably request subject to certain exceptions.

Directors’ and Officers’ Indemnification and Insurance. Parent and Purchaser will cause the surviving corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of present and former directors, officers and employees of Cubist than are currently provided in the Certificate of Incorporation and Bylaws, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statutes of limitations applicable to such matters and (ii) six years from the Effective Time. Cubist will purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies with respect to claims arising from facts or events that existed or occurred prior to or at the effective time on terms and conditions at least as protective as the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. However, the surviving corporation will not be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual amount currently paid by Cubist for such coverage.

Reasonable Best Efforts. Each of Cubist, Parent and Purchaser will use their respective reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable under the applicable laws to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Each of Cubist, Parent and Purchaser agreed to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required by applicable foreign antitrust laws with respect to the Merger as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided, that the filing of a Notification and Report Form pursuant to the HSR Act will be made within 10 business days after the date of the Merger Agreement), and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law. The parties will also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the Merger Agreement in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, the parties to the

Merger Agreement agree (A) to give each other reasonable advance notice of all meetings with any governmental entity relating to any Antitrust Laws, (B) to give each other an opportunity to participate in each of such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any governmental entity relating to any Antitrust Laws, (D) if any governmental entity initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a governmental entity regarding any Antitrust Laws and (F) to provide each other with copies of all written communications to or from any governmental entity relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding anything in the Merger Agreement to the contrary, Parent agrees, and will cause each of its subsidiaries and affiliates, to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any Antitrust Laws to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any governmental entity, in each case, to cause the Merger to occur prior to the Outside Date, including but not limited to (1) promptly complying with or modifying any requests for additional information (including any second request) by any governmental entity, (2) if necessary to obtain clearance by any governmental entity before the Outside Date, offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of the Parent and its subsidiaries and any other restrictions on the activities of Parent and its subsidiaries and (3) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party to the Merger Agreement to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment or promulgation thereof. Each party will bear its own expenses and costs incurred by such party in connection with any HSR Act filings or other such competition filings and submissions which may be required by such party for the consummation of the Offer and the Merger pursuant to the Merger Agreement.

In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity challenging the Offer or the Merger, each of Parent, Purchaser and Cubist will cooperate in all respects with each other and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger.

Prior to the Acceptance Time, each party will use reasonable best efforts to obtain any consents, approvals or waivers of third parties with respect to any contracts to which it is a party as may be necessary for the consummation of the transactions contemplated by the Merger Agreement or required by the terms of any Contract as a result of the execution, performance or consummation of the transactions contemplated by the Merger Agreement; provided, that in no event will Cubist or its subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any third party to obtain any consent, approval or waiver required with respect to any such Contract.

Employee Matters. Parent will cause the surviving corporation and each of its subsidiaries, for the period commencing at the Effective Time and ending on (I) December 31, 2015, in the event that the Effective Time occurs before February 28, 2015, and (II) the first anniversary of the Closing Date, in the event that the Effective Time occurs on or after February 28, 2015, to maintain for the individuals employed by Cubist at the Effective Time (the “Current Employees”):

•	base compensation and annual target cash incentive compensation opportunity at least as favorable as at the Effective Time;

•	benefits (excluding severance compensation and benefits and also excluding equity-based compensation and benefits), that are at least as favorable in the aggregate as the benefits maintained for and provided to Current Employees immediately prior to the Effective Time under either the Company Plans or employee benefit plans maintained by Parent or its affiliates, at Parent’s sole discretion; and

•	severance benefits that are no less favorable than the severance benefits provided under the Cubist Pharmaceuticals, Inc. 2014 Severance Plan, effective December 7, 2014.

To the extent that Cubist has not paid 2014 cash bonuses as of the Acceptance Time, and the Acceptance Time occurs on or after December 31, 2014, the surviving corporation will, and Parent will cause the surviving corporation to, pay each Current Employee his or her unpaid 2014 cash bonus under the 2014 Short-Term Incentive Plan (which we refer to as the “STIP”) or the Performance-Based Management Incentive Plan (which we refer to as the “MIP”), as applicable, as determined based upon actual performance. The determination of actual performance and the payment of such bonuses will be made in accordance with the terms and conditions of the STIP or the MIP, as applicable (including, for the avoidance of doubt, any award agreement issued thereunder), under which such bonuses were granted; provided, however, that the maximum aggregate bonus payable under the STIP and the MIP will not exceed one hundred and twenty-five percent (125%) of target for all participants in the STIP and the MIP.

Parent will, and will cause the surviving corporation to, cause service rendered by Current Employees to Cubist and its subsidiaries, if applicable, prior to the Effective Time to be taken into account for vesting and eligibility purposes (but not for accrual purposes, except for vacation and other paid time-off and severance, if applicable) under employee benefit plans of Parent, the surviving corporation and its subsidiaries providing benefits to Current Employees after the Effective Time (but excluding the Company Plans), to the same extent as such service was taken into account prior to the Effective Time under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. Current Employees will not be subject to any eligibility requirements or pre-existing condition limitations under any employee health benefit plan of Parent, the surviving corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent will, and will cause the surviving corporation and its subsidiaries, to give such Current Employees credit under such employee health benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all corresponding co-payment, co-insurance, deductibles and maximum out-of-pocket requirements applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

No later than the Acceptance Time, Cubist will take all actions reasonably necessary, including causing the adoption of resolutions of Cubist’s Board, to terminate the Cubist Pharmaceuticals, Inc. 401(k) Plan (the “Company 401(k) Plan”) and to cause each Current Employee to become 100% vested in such Current Employee’s accounts under the Company 401(k) Plan, effective as of no later than the day immediately preceding the Acceptance Time. Cubist will provide Parent evidence that such resolutions to terminate the Company 401(k) Plan have been adopted by Cubist’s Board. The form and substance of such resolutions shall be subject to the reasonable approval of Parent. As soon as administratively feasible after the Effective Time (but in no case earlier than January 1, 2015, if the Effective Time occurs in calendar year 2014), Parent agrees to take such actions necessary to permit eligible Current Employees to participate in the Merck U.S. Savings Plan (the “Parent 401(k) Plan”) and the Retirement Plan for Salaried Employees of MSD (the “Parent Cash Balance Plan”). Service by eligible Current Employees for Cubist and its subsidiaries prior to the Acceptance Time will be included for vesting, eligibility and cash balance service points, but not for benefit accruals, under the Parent 401(k) Plan and the Parent Cash Balance Plan. The Parent 401(k) Plan will provide for the receipt of “eligible rollover distributions” (as such term is defined in the Code) as soon as administratively feasible following the Effective Time for each participant in the Company 401(k) Plan who elects to transfer his or her account under the Company 401(k) Plan to the Parent 401(k) Plan.

At or immediately prior to the Effective Time, Cubist will deliver to Parent a revised final 280G Estimate as of such date and assuming for such purposes that such individuals’ employment were terminated on such date.

No provision of the Merger Agreement is intended to, or does, (i) prohibit Parent or the surviving corporation from amending or terminating any Company Plan or any other employee benefit plan in accordance with its terms and applicable law, (ii) require the Parent or the surviving corporation to keep any person employed for any period of time, or (iii) constitute the establishment or adoption of, or amendment to, any Company Plan or employee benefit plan, and no person participating in any such Company Plan or employee benefit plan shall have any third party beneficiary or other rights with respect to the foregoing.

Acquisition Proposals. From the date of the Merger Agreement until the Acceptance Time, except as permitted by the Merger Agreement, neither Cubist, its subsidiaries nor any of their respective representatives will:

•	initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or the submission of any proposal or offer that constitutes or could reasonably be expected to lead to, any Acquisition Proposal, or engage in any negotiations with respect thereto; or

•	engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal with any person (other than Parent, Purchaser or any designees of Parent or Purchaser), or provide any non-public information or data to any person (other than Parent, Purchaser or any designees of Parent or Purchaser) relating to, Cubist or any of its subsidiaries, or to afford access to the business, properties, assets, books or records of Cubist or any of its subsidiaries to any person (other than Parent, Purchaser or any designees of Parent or Purchaser).

Cubist and its subsidiaries will, and shall direct their representatives to, immediately cease and cause to be terminated any solicitation, discussion or negotiation with any person with respect to any Acquisition Proposal or proposal that could reasonably be expected to lead to an Acquisition Proposal, and, to the extent Cubist is contractually permitted to do so, will request the return or destruction of all confidential information provided by or on behalf of Cubist or its subsidiaries to any such person.

Notwithstanding anything in the foregoing to the contrary, at any time following the date of the Merger Agreement and prior to the Acceptance Time, Cubist may:

•	furnish information with respect to Cubist and its subsidiaries to a person (and its representatives) making a written Acquisition Proposal that Cubist believes is bona fide; and

•	participate in discussions or negotiations with such person regarding such Acquisition Proposal.

; provided, that (A) Cubist will not, and will instruct its representatives not to, disclose any material non-public information to such person unless Cubist has, or first enters into, a customary confidentiality agreement with such person on terms that, taken as a whole, are not materially less restrictive to the other party than those contained in the Confidentiality Agreement (as defined below) (except that such confidentiality agreement need not prohibit the making or amendment of any Acquisition Proposal), (B) Cubist will, as promptly as reasonably practicable, provide to Parent any material non-public information concerning Cubist or its subsidiaries provided or made available to such other person that was not previously provided or made available to Parent and (C) Cubist’s Board or any committee thereof has determined in good faith based on the information then available that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

Prior to the Acceptance Time, Cubist will:

•	promptly (and in any event within one business day) notify Parent in the event that Cubist receives any Acquisition Proposal or written indication by any person that it is considering making an Acquisition Proposal or any discussions or negotiations with respect to any Acquisition Proposal are sought to be initiated;

•	provide Parent promptly (and in any event within such one business day period) the material terms and conditions of any proposals or offers or (in lieu thereof, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and the identity of the person or group of persons making any such Acquisition Proposal, request or inquiry), in each case except to the extent that doing so would violate any confidentiality agreement existing as of the date of the Merger Agreement; and

•	keep Parent reasonably informed on a prompt basis of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations (including by providing copies of additional written materials relating thereto within one business day of receipt thereof).

For the purposes of this covenant, please note the following definitions:

•	“Acquisition Proposal” means any offer or proposal made or renewed by a person or group at any time after the date of the Merger Agreement that is structured to permit such person or group to acquire, directly or indirectly, beneficial ownership of at least 15% or more of the total voting power or of any class of equity securities of Cubist, or 15% or more of the consolidated total assets (including equity securities of its subsidiaries) of Cubist (measured by any of the fair market value, consolidated net revenue, consolidated net income or consolidated book value thereof), in each case other than the transactions contemplated by the Merger Agreement, or any proposal or offer with respect to the issuance by Cubist of securities representing more than 15% of the Shares outstanding, in each case, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multistep transaction or series of related transactions, in each case other than the Offer and the Merger;

•	“Intervening Event” means a material event or circumstance that was not known to Cubist’s Board or any committee thereof on the date of the Merger Agreement (or if known, the consequences of which were not known to Cubist’s Board or any committee thereof as of the date of the Merger Agreement), which event or circumstance, or any consequence thereof, becomes known to Cubist’s Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event shall any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event;

•	“Superior Proposal” means an Acquisition Proposal that Cubist believes is bona fide (except the references in the definition thereof to “15%” will be replaced by “50%”) made in writing after the date of the Merger Agreement that Cubist’s Board or any committee thereof has determined in its good faith judgment (after taking into account all legal, financial and regulatory aspects of the proposal, the anticipated timing and conditions related to such proposal (including any financing condition or the reliability of any debt or equity funding commitments), and the person making the proposal) that if consummated would result in a transaction more favorable to Cubist’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (after taking into account any revisions to the terms of the transaction by Parent and Purchaser in accordance with the terms and conditions of the Merger Agreement).

Nothing in the Merger Agreement will prohibit Cubist’s Board from taking and disclosing to the stockholders of Cubist a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act.

Changes of Board Recommendation or other Adverse Actions. Except as described below, neither the Cubist Board nor any committee thereof may:

•

withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation (for purposes of this summary, a “Company Board Recommendation” means the Cubist’s Board’s unanimous (i) determination that the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholder, (ii) approval and adoption of the Merger Agreement, and declaration that the Merger Agreement is advisable, and (iii) subject to the terms and conditions of the Merger Agreement, resolution to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer); or

•	except as expressly permitted by, and after compliance with certain termination provisions of the Merger Agreement, cause or permit Cubist to enter into any acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with the requirements noted above) (which we refer to as an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

In addition, notwithstanding anything to the contrary set forth in the Merger Agreement, prior to the Acceptance Time, the Cubist Board or any committee thereof may withhold, withdraw, qualify or modify the Company Board Recommendation (which we refer to as a “Change of Board Recommendation”) if all of the following steps are taken:

•	(x) the Cubist Board or any committee thereof receives an Acquisition Proposal that it determines in good faith constitutes a Superior Proposal and the Cubist Board or any committee thereof determines in good faith that the failure to effect a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the Cubist stockholders under applicable Law or (y) an Intervening Event occurs and as a result thereof the Cubist Board or any committee thereof determines in good faith that the failure to effect a Change of Board Recommendation would be inconsistent with its fiduciary duties to the Cubist stockholders under applicable Law;

•	Cubist has notified Parent in writing that it intends to effect a Change of Board Recommendation describing in reasonable detail the reasons for such Change of Board Recommendation (which we refer to as a “Recommendation Change Notice”);

•	if applicable, Cubist has provided Parent a copy of all definitive agreements (including all financing documents) with respect to such Superior Proposal;

•	if requested by Parent, Cubist has discussed and negotiated in good faith, and shall have made its representatives available to discuss and negotiate in good faith, with Parent’s representatives any bona fide proposed modifications to the terms and conditions of the Merger Agreement so that the failure to make such Change of Board Recommendation would no longer be inconsistent with the fiduciary duties of the Cubist Board (and, if applicable, such Superior Proposal ceases to constitute a Superior Proposal) during the period beginning at 5:00 p.m. Eastern Time on the day of delivery by Cubist to Parent of such Recommendation Change Notice and ending three business days later at 5:00 p.m. Eastern Time (it being understood and agreed that any bona fide amendment to any material term or condition of any Superior Proposal shall require a new Recommendation Change Notice and a new two business day period); and

•	no earlier than the end of the three business day period following receipt of the Recommendation Change Notice by Parent, Cubist’s Board or any committee thereof shall have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to effect a Change of Board Recommendation would still reasonably be expected to be inconsistent with its fiduciary duties to the Cubist stockholders under applicable Law and, if applicable, Cubist’s Board or any committee thereof determines in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, the Acquisition Proposal that is subject of the Recommendation Change Notice continues to constitute a Superior Proposal.

Convertible Notes. With respect to Cubist’s 2.50% Convertible Notes due 2017, its 1.125% Convertible Notes due 2018, and its 1.875% Convertible Notes due 2020, Cubist, the surviving corporation and Parent will take all necessary action to execute and deliver a supplemental indenture to the trustee between Cubist and The Bank of New York Mellon Trust Company, N.A., as trustee, to said indentures to provide, among other things, that all necessary actions are taken as required to effectuate the repurchase and conversion rights of the holders of such notes pursuant to and in accordance with the terms and conditions of the applicable indentures and the Merger Agreement such that none of these notes will, as promptly as practicable following the Effective Time, remain issued and outstanding.

Termination of Credit Facility. Cubist shall terminate the Credit Agreement, dated as of November 20, 2012, among Cubist, Royal Bank of Canada, as an issuing bank, swingline lender and administrative agent, and the other lenders party thereto at the Acceptance Time, and shall use reasonable best efforts to obtain at the Acceptance Time payoff letters (or confirmation that no amounts are then outstanding under such credit facility) from the lenders under that credit facility in form and substance reasonably satisfactory to Parent with respect thereto, including, subject to the payment of any applicable payoff amount, the release of all liens granted in connection with that credit facility.

Treatment of Contingent Value Rights. Certain contingent value rights of Cubist are listed on NASDAQ under the ticket symbol “CBSTZ”. In accordance with the Merger Agreement, Parent will either (a) take such actions as reasonably requested to properly assume these CVRs, including, without limitation, evidencing the succession of Parent to Cubist under the applicable CVR agreement, or (b) request that Cubist consummate a “Failure Purchase” to acquire all of the issued and outstanding CVRs. In either event, these CVRs will be delisted from NASDAQ prior to the Effective Time.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of Parent and Cubist;

•	by either Cubist or Parent, prior to the Effective Time, if any court of competent jurisdiction or other governmental entity has issued a final order, decree, or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate the Merger Agreement shall not be available to such party unless such party has complied with its obligations under the Merger Agreement in all material respects;

•	by either Cubist or Parent, prior to the Effective Time, if the Acceptance Time has not occurred by the Outside Date; provided, however, that if as of such date, the Regulatory Condition is not satisfied but remains capable of being satisfied or waived, and all other offer conditions (with certain exceptions) have been satisfied or waived, then the Outside Date may be extended until the date that is 60 days after the Outside Date at the election of Parent or Cubist by written notice to the other party prior to termination of the Merger Agreement (and such date shall then be the Outside Date);

•	by Cubist, at any time prior to the Acceptance Time, if:

•	Purchaser fails to timely commence the Offer in violation of the Merger Agreement;

•	the Offer has expired or been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not properly withdrawn) pursuant to the Offer;

•	Purchaser, in violation of the terms of the Merger Agreement, fails to accept for purchase Shares validly tendered (and not properly withdrawn) pursuant to the Offer; or

•	there has been a breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser contained in the Merger Agreement, which breach (A) is not capable of being cured within 20 days following receipt by Parent or Purchaser of written notice of such breach or, if such breach is capable of being cured within such period, it has not been cured within such period and (B) impairs or would reasonably be expected to impair in any material respect the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement on a timely basis;

•	by Cubist, at any time prior to the Acceptance Time, if all of the following steps are taken:

•	Cubist’s Board or any committee thereof authorizes Cubist, subject to complying with the terms of the Merger Agreement, to enter into an alternative acquisition agreement with respect to a Superior Proposal and Cubist notifies Parent in writing (which we refer to as the “Superior Proposal Notice”) that it intends to enter into such an agreement, which notice shall attach a copy of all definitive agreements (including all financing documents) with respect to such notice;

•	Cubist shall have, if required by Parent, discussed and negotiated in good faith, and shall have made its representatives available to discuss and negotiate in good faith, with Parent’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to terminate the Merger Agreement pursuant these provisions would not reasonably be inconsistent with the fiduciary duties of Cubist’s Board (and such Superior Proposal would cease to constitute a Superior Proposal) during the period beginning at 5:00 p.m. Eastern Time on the day of delivery by Cubist to Parent of such Superior Proposal Notice and ending three business days later at 5:00 p.m. Eastern Time (it being understood and agreed that (A) such three business day period may be the same three business day period contemplated by Section 6.3(d) of the Merger Agreement if the Superior Proposal Notice also serves as a Recommendation Change Notice) and (B) any material amendment to any material term or condition of the definitive agreements provided in the Superior Proposal Notice shall require a new Superior Proposal Notice and a new two business day period);

•	no earlier than the end of the three business day period referred to above, Cubist’s Board (or any committee thereof) shall have determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, that such Superior Proposal remains a Superior Proposal and that failure to terminate the Merger Agreement pursuant to these provisions would reasonably be expected to be inconsistent with its fiduciary duties to Cubist stockholders under applicable Law;

•	Cubist immediately prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant Section 8.5 of the Merger Agreement; and

•	Cubist’s Board approves, and Cubist concurrently with the termination enters into, a definitive agreement providing for the implementation of such Superior Proposal.

•	by Parent, if due to an occurrence or circumstance that results in a failure of any of the Offer Conditions to be satisfied at any scheduled Expiration Date, (i) the Offer has expired or been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer, or (ii) at any time prior to the Acceptance Time, if there has been a breach of any covenant or agreement made by Cubist in the Merger Agreement, or any representation and warranty shall be untrue after the date of the Merger Agreement, and such breach or untruth gives rise to a failure of the Offer Condition relating to the “bring down” of Cubist’s representations and warranties and compliance with its covenants, and such breach or condition is incapable of being cured by the Outside Date, or if curable, has not been cured within 20 days following receipt by Cubist of written notice of such breach or, if such breach is capable of being cured within such period, it has not been cured within such period;

•	by Parent, at any time prior to the Acceptance Time, if:

•	Cubist’s Board or any committee thereof shall have made a Change of Board Recommendation;

•	a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a person unaffiliated with Parent and, within 10 business days after the public announcement of the commencement of such Acquisition Proposal, Cubist shall not have filed a Schedule 14D-9 recommending that the Cubist stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer; or

•	Cubist’s Board fails to publically reaffirm the Company Board Recommendation within 10 business days of receipt of a written request by Parent to provide such reaffirmation following receipt by Cubist of an Acquisition Proposal that is publicly announced or otherwise publicly known (which notice may only be given once with respect to each such Acquisition Proposal); and

•	by Parent, at any time prior to the Acceptance Time, if Cubist materially breaches certain provisions of the “Acquisition Proposal” covenant described above.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of any party (or any of its representatives), except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Cubist Termination Fee” below, and (ii) no such termination will relieve any person of any liability for damages resulting from intentional breach or the Merger Agreement.

Cubist Termination Fee. Cubist has agreed to pay Parent a termination fee of $250,000,000 if:

•	the Merger Agreement is terminated by Cubist pursuant to Section 8.3(b) of the Merger Agreement (dealing with a Superior Proposal);

•	the Merger Agreement is terminated by Parent pursuant to Section 8.4 of the Merger Agreement (dealing with Change of Board Recommendation); or

•	a bona fide Acquisition Proposal has been made to Cubist or any of its subsidiaries or the making or existence of such Acquisition Proposal shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Cubist or any of its subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn prior to the Expiration Date) and thereafter the Merger Agreement is terminated by (x) Parent pursuant to Section 8.4(a)(ii) with respect to a breach of covenant or agreement that occurred prior to the Expiration Date giving rise to a future of the Offer Condition related thereto, (y) by Parent pursuant to Section 8.4(c) or the Merger Agreement (dealing with a breach of certain provisions of the “Acquisition Proposal” covenant described above), or (z) by either Parent or Cubist pursuant to Section 8.2(b) of the Merger Agreement (dealing with the Outside Date).

Specific Performance. The parties have agreed that, in the event of any breach of the Merger Agreement, irreparable harm would occur that monetary damages could not make whole. The parties further agreed that the parties will be entitled to specific performance in addition to any other remedy to which they are entitled at law or in equity.

Expenses. Except as otherwise provided therein, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreement

On November 3, 2014, Cubist and an affiliate of Parent entered into a customary confidentiality agreement (which, as it may be amended from time to time, we refer to as the “Confidentiality Agreement”) in connection with a possible transaction involving Cubist. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential any confidential information concerning Cubist furnished by Cubist to Parent or its representatives.

12. Purpose of the Offer; Plans for Cubist.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Cubist. The Offer, as the first step in the acquisition of Cubist, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Cubist or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Cubist. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Cubist.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek a vote of the remaining public stockholders of Cubist before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Cubist in accordance with Section 251(h) of the DGCL.

Plans for Cubist. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Cubist and the Cubist Board shortly thereafter. Parent and Purchaser are conducting a detailed review of Cubist and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Cubist during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Cubist’s business, operations, capitalization and management with a view to optimizing development of Cubist’s potential in conjunction with Cubist’s and Parent’s existing businesses. We expect that all aspects of Cubist’s business will be fully integrated into Parent. However, plans may change based on further analysis including changes in Cubist’s business, corporate structure, charter, bylaws, capitalization, board of directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Cubist,” and Section 13 — “Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Cubist (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Cubist, (iii) any material change in Cubist’s capitalization or dividend policy, (iv) any other material change in Cubist’s corporate structure or business, (v) changes to the management of Cubist or the Cubist Board, (vi) a class of securities of Cubist being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Cubist being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Cubist, on the one hand, and Parent, Purchaser or Cubist, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Cubist entering into any such agreement, arrangement or understanding.

It is possible that certain members of Cubist’s current management team will enter into new employment arrangements with Cubist after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will each be amended and restated in their entirety so as to read in the form set forth on Annex II and Annex III, respectively, to the Merger Agreement.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Acceptance Time.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause Cubist to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Cubist to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Cubist to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Cubist, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Cubist and persons holding “restricted securities” of Cubist to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Cubist to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

Convertible Notes. With respect to Cubist’s 2.50% Convertible Notes due 2017, its 1.125% Convertible Notes due 2018, and its 1.875% Convertible Notes due 2020, Cubist, the surviving corporation and Parent will take all necessary action to execute and deliver a supplemental indenture to the trustee between Cubist and The Bank of New York Mellon Trust Company, N.A., as trustee, to said indentures to provide, among other things, that all necessary actions are taken as required to effectuate the repurchase and conversion rights of the holders of such notes pursuant to and in accordance with the terms and conditions of the applicable indentures and the Merger Agreement such that none of these notes will, as promptly as practicable following the Effective Time, remain issued and outstanding.

Contingent Value Rights. Certain contingent value rights of Cubist are listed on NASDAQ under the ticket symbol “CBSTZ”. In accordance with the Merger Agreement, Parent will either (a) take such actions as reasonably requested to properly assume these CVRs, including, without limitation, evidencing the succession of Parent to Cubist under the applicable CVR agreement, or (b) request that Cubist consummate a “Failure Purchase” to acquire all of the issued and outstanding CVRs. In either event, these CVRs will be delisted from NASDAQ prior to the Effective Time.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cubist will not declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to any capital stock of Cubist (including the Shares).

15. Conditions of the Offer.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, Purchaser is not required to, and Parent will not be required to cause Purchaser to, accept for purchase or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not properly withdrawn, if:

•	there have not been validly tendered (provided that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee shall be excluded in such calculation) and not properly withdrawn that number of Shares that, when added to the Shares then owned beneficially by Parent and Purchaser and their respective subsidiaries, would constitute one Share more than one-half of all Shares then-outstanding as of the Expiration Date;

•	the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act, shall not have expired or been terminated, (ii) the transactions contemplated by the Merger Agreement shall not have been cleared under the Austrian Cartel Act (Kartellgesetz 2005), and (iii) the French Ministry of Economy does not provide confirmation that Articles L.151-3 and R.153-1 and seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Monetary and Financial Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, there has not been requisite authorization without condition of the French Ministry of Economy of the transactions contemplated by the Merger Agreement; or

•	any of the following events exist:

•	the Merger Agreement has been terminated in accordance with its terms;

•	a law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the making or consummation of the Offer or the Merger;

•

(i) Cubist has breached or failed to comply in any material respect with any of its covenants, or agreements under the Merger Agreement at or prior to the Expiration Date, and either such breach or failure to comply is not capable of being cured within 20 days following Cubist’s receipt of written notice of such breach or failure, or if such breach or failure is capable of being cured within such period, it has not been cured within such period; or (ii) the representations and warranties of Cubist contained in the Merger Agreement, other than those set forth in Sections 4.3(a) and 4.3(b) of the Merger Agreement (referring to capitalization) and Section 4.4(a) (referring to authority) that (x) are not made as of a specific date are not true and correct as of the Expiration Date as though made on the Expiration Date, and (y) are made as of a specific date and are not true as of such date, in each case, except in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect”) has not had, individually or in the aggregate, a material adverse effect, or (iii) the representations and warranties set forth in Sections 4.3(a) and 4.3(b) of the Merger Agreement (referring to capitalization) and Section 4.4(a) (referring to authority) shall not have been true and correct in all respects, except for de minimis inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date);

•	Cubist has not delivered to Parent dated as of the Expiration Date a certificate signed on behalf of Cubist by a senior executive officer of Cubist to the effect that the conditions set forth in the bullet immediately above have been satisfied as of immediately prior to the Expiration Date; or

•	since the date of the Merger Agreement, there shall not have occurred any change, event, occurrence or effect that, individually or in the aggregate, has had or would be reasonably expected to have a “Material Adverse Effect” on Cubist.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions shall be for the sole benefit of Parent and Purchaser and may be asserted or waived by Parent or Purchaser in whole or in part at any time and from time to time, in each case, except for the Minimum Tender Condition and the Regulatory Condition, subject to the terms of the Merger Agreement and applicable law. The foregoing conditions shall be in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of the Merger Agreement. Any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered for purposes of satisfying the Minimum Tender Condition unless and until the Shares underlying such notices of guaranteed delivery are delivered to or on behalf of Purchaser. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Section  15 shall have the meaning ascribed to them elsewhere in the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Cubist with the SEC and other information concerning Cubist, we are not aware of any governmental license or regulatory permit that appears to be material to Cubist’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Cubist’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain transactions may not be consummated until specified information and documentary material (which we refer to as the “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and Cubist will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 p.m., Eastern time, 15 days from the date of such filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Cubist is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Cubist’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Cubist from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Cubist. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Cubist, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

Compliance with the Austrian Cartel Act (Kartellgesetz 2005). Under the Austrian Cartel Act (Kartellgesetz 2005), the acquisition of the Shares in the Offer may not be consummated until the transaction has been notified to the Bundeswettbewerbsbehörde (Austrian Federal Competition Authority) and either (i) the Phase I review period shall have expired without either of the Federal Competition Authority and the Federal Cartel Prosecutor (which we refer to herein as the “Austrian Official Parties”) initiating an in-depth investigation (Phase II procedure); or (ii) both Austrian Official Parties shall have waived their right to initiate an in-depth investigation (Phase II procedure); or (iii) the suspensory obligation has otherwise ceased to apply (i.e. clearance during or on expiry of the Phase II procedure).

The Austrian Official Parties shall review the transaction within an initial Phase I review period of four weeks, measured from the date of notification, to determine whether the transaction may lead to the creation or strengthening of a dominant market position in any relevant market in Austria (or in a wider market that includes the Austrian market). The Phase I review period may be extended by a further two weeks upon application from the notifying parties, if necessary, to avoid a Phase II procedure. The transaction is automatically cleared if (i) the Phase I review period shall have expired without either of the Austrian Official Parties applying for an in-depth investigation (Phase II procedure), or (ii) both Austrian Official Parties shall have waived their right to initiate an in-depth investigation (Phase II procedure).

In a Phase II procedure, the transaction is reviewed by the Cartel Court (Kartellgericht) within a period of up to five months. The Phase II review period may be extended by one month upon application from the notifying parties, if necessary, to avoid a prohibition of the transaction. The Cartel Court may (i) clear the transaction without conditions or obligations; (ii) clear the transaction subject to conditions or obligations; (iii) prohibit the transaction; or (iv) decide that the transaction is not notifiable. The transaction is also deemed to be cleared if either (i) the Phase II period expires without a prohibition decision of the Cartel Court, or (ii) any applications of the Austrian Official Parties for in-depth investigation are withdrawn.

Decisions by the Cartel Court may be appealed to the Supreme Cartel Court (Kartellobergericht) which shall review the decision of the Cartel Court within a non-extendable period of two months.

While Parent believes that consummation of the Offer would not raise any substantive concerns, there can be no assurance that an in-depth investigation (Phase II procedure) will not be opened or, if such an in-depth investigation (Phase II procedure) were opened, what the result will be.

Compliance with the French Monetary and Financial Code. The parties will obtain confirmation from the French Ministry of Economy (in form and substance reasonably satisfactory to Parent) that Articles L.151-3 and R.153-1 and seq (as modified by Decree n°2014-479 of May 14, 2014) of the French Monetary and Financial Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the Ministry of Economy of the transactions contemplated by the Merger Agreement.

State Takeover Laws. Cubist is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Cubist’s board of directors has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement.

Cubist, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for purchase any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for purchase any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Cubist (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Cubist will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Cubist. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Cubist will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Cubist in accordance with Section 251(h) of the DGCL.

Certain Litigation. On December 12, 2014, a lawsuit was filed in the Court of Chancery of the State of Delaware against Cubist, its directors, and Parent and Purchaser, captioned as follows: Bradley v. Cubist Pharmaceuticals, Inc., et. al., Case No. 10455-VCN. On December 17, 2014, three additional lawsuits were filed in the Court of Chancery of the State of Delaware against Cubist, its directors, and Parent and Purchaser, captioned as follows: Weinstein v. Cubist Pharmaceuticals, Inc., et. al., Case No. 10466-VCN, Koziatek v. Cubist Pharmaceuticals, Inc., et. al., Case No. 10465-VCN and Savarese v. Cubist Pharmaceuticals, Inc. et. al., Case No. 10469-VCN. The cases are putative class actions brought, in each case, by a purported stockholder of Cubist, alleging among other things, that Cubist’s directors breached their fiduciary duties by approving the Merger Agreement, and that Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages.

17. Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Cubist a written demand for appraisal of Shares held, which demand must reasonably inform Cubist of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18. Fees and Expenses.

J.P. Morgan Securities LLC is acting as Dealer Manager in connection with the Offer and it and certain of its affiliates (which we refer to, collectively, as “JPM”) have provided certain financial advisory services to Parent in connection with the proposed acquisition of Cubist, for which services JPM will receive customary compensation. JPM will be reimbursed for its reasonable fees and expenses, including the reasonable fees and disbursements of JPM’s counsel, incurred in connection with JPM’s engagement, and will be indemnified, along with certain related parties, against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, JPM and its respective affiliates may actively trade or hold securities or loans of Parent and Cubist for their own accounts or for the accounts of customers and, accordingly, JPM and/or its respective affiliates may at any time hold long or short positions in these securities or loans. Additionally, as described above in Section 9 – “Source and Amount of Funds”, JPM Bank, an affiliate of J.P. Morgan Securities LLC, is providing Parent with certain commitments pursuant to the Debt Commitment Letter.

Parent has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Dealer Manager, the Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Dealer Manager, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Cubist has advised Purchaser that it will file with the SEC on the date on which Parent and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Cubist Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Cubist” above.

Mavec Corporation

December 19, 2014

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of December 19, 2014. The current business address of each person is c/o Merck & Co., Inc., 2000 Galloping Hill Road K1-3045, Kenilworth, NJ 07033, and the business telephone number is (908) 740-4000. Except as provided for below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Kenneth C. Frazier	60	Chairman, President and Chief Executive Officer; Director
Leslie A. Brun	62	Director
Thomas R. Cech	67	Director
Thomas H. Glocer	55	Director
William B. Harrison, Jr.	71	Director
C. Robert Kidder	70	Director
Rochelle B. Lazarus	67	Director
Carlos E. Represas*	69	Director
Patricia F. Russo	62	Director
Craig B. Thompson	61	Director
Wendell P. Weeks	55	Director
Peter C. Wendell	64	Director
Adele D. Ambrose	58	Senior Vice President and Chief Communications Officer
Robert M. Davis	48	Executive Vice President and Chief Financial Officer
Willie A. Deese	59	Executive Vice President and President, Merck Manufacturing Division
Richard R. Deluca, Jr.	52	Executive Vice President and President, Merck Animal Health
Clark Golestani	48	Executive Vice President and Chief Information Officer
Mirian M. Graddick-Weir	60	Executive Vice President, Human Resources
Michael J. Holston	52	Executive Vice President and Chief Ethics and Compliance Officer
Rita A. Karachun	51	Senior Vice President Finance-Global Controller
Bruce N. Kuhlik	58	Executive Vice President and General Counsel
Roger M. Perlmutter	62	Executive Vice President and President, Merck Research Laboratories
Michael Rosenblatt	67	Executive Vice President and Chief Medical Officer
Adam H. Schechter	50	Executive Vice President and President, Global Human Health

*	Citizen of the Kingdom of Spain and the United Mexican States.

Executive Officers of Parent

Kenneth C. Frazier has served as President since 2010 and Chief Executive Officer since 2011 of Parent, and also has served as Chairman of the board of directors of Parent since 2011. Mr. Frazier has also served as a director of Exxon Mobil Corporation since 2009. Mr. Frazier was Senior Vice President and General Counsel from 1999 to 2006, Executive Vice President and General Counsel from 2006 to 2007 and Executive Vice President and President, Global Human Health from 2007 to 2010 of Parent.

Adele D. Ambrose has served as Senior Vice President and Chief Communications Officer since 2009. She is responsible for the Global Communications organization. Ms. Ambrose was previously Vice President and Chief Communications Officer in 2007.

Robert M. Davis has served as Executive Vice President and Chief Financial Officer of Parent since April 2014. He is responsible for Parent’s worldwide financial organization, investor relations, corporate strategy, corporate business development, global facilities and Parent’s joint venture relationships. Prior to April 2014, Mr. Davis served as Corporate Vice President and President, Baxter Medical Products from 2010 to 2014, Corporate Vice President and President of Baxter’s Renal business and Corporate Vice President and Chief Financial Officer, Baxter Healthcare, from 2006 to 2010.

Willie A. Deese has served as Executive Vice President and President, Merck Manufacturing Division since 2009. He is responsible for Parent’s global manufacturing, procurement and distribution and logistics functions. Mr. Deese previously held the same position in 2008.

Richard R. Deluca, Jr. has served as Executive Vice President and President, Merck Animal Health since 2011. He is responsible for the Merck Animal Health organization. Prior to September 2011, Mr. DeLuca was Chief Financial Officer, Becton Dickinson Biosciences in 2010 and President, Wyeth’s Fort Dodge Animal Health division from 2007 to 2010. He also served as Chief Operating Officer, Fort Dodge from 2006 to 2007 and Executive Vice President and Chief Financial Officer from 2002 to 2006.

Clark Golestani has served as Executive Vice President and Chief Information Officer since 2012. He is responsible for Parent’s global information technology. Mr. Golestani previously was Vice President, Merck Research Laboratories Information Technology in 2008. He was responsible for global information technology for Parent’s Research & Development division, including Basic Research, PreClinical, Clinical and Regulatory.

Mirian M. Graddick-Weir has served as Executive Vice President, Human Resources since 2009. She is responsible for the Global Human Resources organization. Ms. Graddick-Weir previously held the same position in 2008.

Michael J. Holston has served as Executive Vice President and Chief Ethics and Compliance Officer since 2012. He is responsible for Parent’s compliance function, including Global Safety & Environment, Systems Assurance, Ethics and Privacy. Prior to June 2012, Mr. Holston was Executive Vice President, General Counsel and Board Secretary for Hewlett-Packard Company in 2007, where he oversaw the legal, compliance, government affairs, privacy and ethics operations.

Rita A. Karachun has served as Senior Vice President Finance — Global Controller since 2014. Ms. Karachun previously was Assistant Controller of Parent in 2009 and Assistant Controller of Schering-Plough Corporation in 2007. She was responsible for preparing financial statements and for the worldwide consolidation of international entities.

Bruce N. Kuhlik has served as Executive Vice President and General Counsel since 2009. He is responsible for legal, communications and public policy functions. Mr. Kuhlik previously held the same position in 2008.

Roger M. Perlmutter has served as Executive Vice President and President, Merck Research Laboratories since 2013. He is responsible for Parent’s research and development efforts worldwide. Prior to April 2013, Dr. Perlmutter was Executive Vice President of Research and Development, Amgen Inc. from 2001 to 2012.

Michael Rosenblatt has served as Executive Vice President and Chief Medical Officer since 2009. He is Parent’s primary voice to the global medical community on critical issues such as patient safety and oversight for Parent’s Global Center for Scientific Affairs. Prior to December 2009, Dr. Rosenblatt was the Dean of Tufts University School of Medicine in 2003.

Adam H. Schechter has served as Executive Vice President and President, Global Human Health since 2010. He is responsible for Parent’s pharmaceutical and vaccine worldwide business. Mr. Schechter previously was President, Global Human Health, U.S. Market-Integration Leader in 2009. He had commercial responsibility in the United States for Parent’s portfolio of prescription medicines and was the leader for the integration efforts for the Parent/Schering-Plough merger across all divisions and functions. Mr. Schechter also previously was President, Global Pharmaceuticals, Global Human Health in 2007. He had global responsibilities for Parent’s atherosclerosis/cardiovascular, diabetes/obesity, oncology, specialty/neuroscience, respiratory, bone, arthritis and analgesia franchises as well as commercial responsibility in the United States for Parent’s portfolio of prescription medicines.

Directors of Parent

Leslie A. Brun has been a director since 2008 and is Chair of our Audit Committee and a member of our Governance, Public Policy and Corporate Responsibility Committee. Mr. Brun has also served as a director of Automatic Data Processing, Inc. since 2003 and Broadridge Financial Solutions, Inc. since 2007 He has also served as Chairman and Chief Executive Officer of Sarr Group, LLC since 2006 and was Managing Director and Head of Investor Relations of CCMP Capital Advisors, LLC from 2011 to 2013 and Chairman and Chief Executive Officer of Hamilton Lane from 1991 to 2005.

Thomas R. Cech has been a director since 2009 and is a member of our Audit and Research Committees. Mr. Cech was President of the Howard Hughes Medical Institute from 2000 to 2009 and has been an Investigator of the Howard Hughes Medical Institute since 1988. Mr. Cech has also served as Distinguished Professor of Chemistry and Biochemistry at the University of Colorado in 1990 and Director of the BioFrontiers Institute at the University of Colorado in 2009. In 1995, Mr. Cech won the National Medal of Science and, in 1989, he won the Nobel Prize in Chemistry.

Thomas H. Glocer has been a director since 2007 and is Chair of our Compensation and Benefits Committee and a member of our Governance, Public Policy and Corporate Responsibility Committee. Mr. Glocer also serves as a director of Morgan Stanley and previously was a director of Thomson Reuters Corporation from 2008 to 2011. Mr. Glocer was Chief Executive Officer of Reuters Group PLC from 2001 to 2008 and Thomson Reuters Corporation from 2008 to 2011.

William B. Harrison, Jr. has been a director since 1999 and is Chair of our Governance, Public Policy and Corporate Responsibility committee and a member of our Compensation and Benefits Committee. Mr. Harrison previously was a director of Cousins Properties Incorporated from 2006 to 2012. Mr. Harrison was Chief Executive Officer of Chase Manhattan Corporation from 1991 to 1999, President and Chief Executive Officer of JPMorgan Chase & Co. from 1999 to 2001 and Chairman and Chief Executive Officer of JPMorgan Chase & Co. from 2001 to 2007.

C. Robert Kidder has been a director since 2005 and is a member of our Audit and Research committees. Mr. Kidder has also served as a director of Morgan Stanley since 1993 and previously was a director of Chrysler Group LLC from 2009 to 2011. Mr. Kidder was President from 1988 to 1991 and Chief Executive Officer from 1988 to 1994 of Duracell International Inc., Chief Executive Officer from 1995 to 2002 and Chairman of the Board of Borden Chemical, Inc., Principal of Stonehenge Partners, Inc. from 2004 to 2006, Chairman and Chief Executive Officer of 3Stone Advisors LLC from 2006 to 2011 and Non-Executive Chairman of Chrysler Group LLC from 2009 to 2011.

Rochelle B. Lazarus has been a director since 2004 and is a member of our Governance, Public Policy and Corporate Responsibility committee. Ms. Lazarus has also served as a director of The Blackstone Group L.P. since 2013 and General Electric since 2000. Ms. Lazarus was Chairman and Chief Executive Officer of Ogilvy & Mather from 1996 to 2008, Chairman of Ogilvy & Mather Worldwide from 2008 to 2012 and has served as Chairman Emeritus of Ogilvy & Mather since 2012.

Carlos E. Represas has been a director since 2009 and is a member of our Compensation and Benefits and Governance, Public Policy and Corporate Responsibility committees. Mr. Represas has also served as a director of Bombardier Inc. since 2004 and Swiss Re Group since 2010. Mr. Represas was Executive Vice President and Head of the Americas of Nestlé, S.A. from 1994 to 2004 and Chairman of Nestlé Group Mexico from 1983 to 2011. Mr. Represas has served as Director of Swiss Re America Holding Corporation since 2010, Director of Swiss Re Group since 2010, Chairman of the Advisory Board of Bombardier Mexico since 2007 and Non-Executive Chairman of Bombardier Latin America since 2011.

Patricia F. Russo has been a director since 1995 and is a member of our Compensation and Benefits and Governance, Public Policy and Corporate Responsibly committees. Ms. Russo has also served as a director of Alcoa Inc. since 2008, General Motors Company since 2009, Hewlett-Packard Company since 2011 and KKR Management LLC (the managing partner of KKR & Co., L.P.) since 2011. Ms. Russo was President and Chief Executive Officer of Lucent Technologies Inc. from 2002 to 2006, Chairman of Lucent Technologies Inc. from 2003 to 2006 and Chief Executive Officer and Director of Alcatel-Lucent from 2006 to 2008.

Craig B. Thompson, M.D. has been a director since 2008 and is the Chair of our Research Committee. Mr. Thompson has also served as a director of Charles River Laboratories International, Inc. since 2013. Mr. Thompson was Professor of Medicine at the University of Pennsylvania Medical School from 1999 to 2011, Associate Vice President, Cancer Services at the University of Pennsylvania Health System from 2006 to 2010 and Director of the Abramson Cancer Center from 2006 to 2010. Mr. Thompson has served as President and Chief Executive Officer of the Memorial Sloan-Kettering Cancer Center since 2010.

Wendell P. Weeks has been a director since 2004 and is a member of our Audit and Research Committees. Mr. Weeks has also served as a director of Corning Incorporated since 2000. Mr. Weeks was President and Chief Operating Officer from 2002 to 2005 and President and Chief Executive Officer from 2005 to 2007 of Corning Incorporated. Mr. Weeks has served as Chairman and Chief Executive Officer since 2007 and President since 2010 of Corning Incorporated.

Peter C. Wendell has been a director since 2003 and is a member of our Compensation and Benefits and Research Committees. Mr. Wendell has served as Managing Director of Sierra Ventures since 1982 and a faculty member at the Stanford University Graduate School of Business since 1991.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of December 19, 2014. The current business address of each person is c/o Merck & Co., Inc., 2000 Galloping Hill Road K1-3045, Kenilworth, NJ 07033, and the business telephone number is (908) 740-4000. All directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Sunil A. Patel	43	Director, Vice President
John Mustillo	55	Director
Robert M. Davis	48	Chief Executive Officer
Bruce N. Kuhlik	58	Vice President
Jon Filderman	56	Secretary
Katie Fedosz	37	Assistant Secretary

Executive Officers of Purchaser

Sunil A. Patel has been a director and Vice President since 2014 and has served as Associate Vice President, Corporate Development of Parent since 2013. He has responsibility for Corporate Development, Financial Evaluation & Analysis and Competitive Intelligence. From 2010 to 2013, Mr. Patel served as Executive Director, U.S. Business Development. Prior to 2010, Mr. Patel served as Senior Director, Corporate Licensing.

Robert M. Davis has served as Chief Executive Officer since 2014 and has served as Executive Vice President and Chief Financial Officer of Parent since April 2014. He is responsible for Parent’s worldwide financial organization, investor relations, corporate strategy, corporate business development, global facilities and Parent’s joint venture relationships. Prior to April 2014, Mr. Davis served as Corporate Vice President and President, Baxter Medical Products from 2010 to 2014, Corporate Vice President and President of Baxter’s Renal business and Corporate Vice President and Chief Financial Officer, Baxter Healthcare, from 2006 to 2010.

Bruce N. Kuhlik has served as Vice President since 2014. He has served as Executive Vice President and General Counsel of Parent since 2009. He is responsible for legal, communications and public policy functions. Mr. Kuhlik previously held the same position in 2008.

Jon Filderman has served as Secretary since 2014. He has served as Managing Counsel, Corporate Legal Group of Parent for the last 5 years.

Katie Fedosz has served as Assistant Secretary since 2014. She has served as Senior Assistant Secretary of Parent since 2010, prior to which she was Assistant Secretary from November 2009 to September 2010.

Directors of Purchaser

John Mustillo has been a director since 2014 and has served as an Executive Director, Corporate Development of Parent since April 2003 where he has supported a number of parent’s external transactions. Prior to that, he served as Executive Director, Financial Evaluation & Analysis (FE&A) from July 1999 to March 2003 and prior to that as Senior Director, FE&A from November 1995 to June 1999.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent or the Dealer Manager. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent, the Dealer Manager or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

(877) 371-5947